Exhibit 99.1
Brookfield Asset Management

RENEWAL
ANNUAL INFORMATION FORM
BROOKFIELD ASSET MANAGEMENT INC.
March 30, 2007

Brookfield Asset Management
ANNUAL INFORMATION FORM
TABLE OF CONTENTS

The Corporation	1
Forward-Looking Statements	1
Subsidiaries	2
Development of the Business	2
Business of the Corporation
Business Strategy and Capabilities	8
Asset Management Activities	9
Property Operations	11
Power Generating Operations	14
Timberlands	16
Transmission Infrastructure	17
Specialty Investment Funds	17
Private Equity Investments	19
Business Environment and Risks	20
Directors and Officers	27
Market for Securities	28
Ratings	28
Dividends and Dividend Policy	29
Description of Capital Structure	30
Transfer Agent and Registrar	32
Material Contracts	32
Interests of Experts	32
Audit Committee Information	32
Additional Information	34
Appendices:
A. Trading Information for the Corporation’s Publicly-Listed Securities	A-1
B. Summary of Terms and Conditions of the Corporation’s Authorized Securities	B-1
C. Charter of the Audit Committee of the Board of Directors of the Corporation	C-1

Brookfield Asset Management
THE CORPORATION
Brookfield Asset Management Inc. (the “Corporation” or the “registrant”) is a global asset management company. Focussed on property, power and infrastructure assets, the Corporation has over $70 billion of assets under management and is co-listed on the New York and Toronto stock exchanges under the symbol BAM.
Brookfield Asset Management Inc. was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005.
References in this Annual Information Form to the “Corporation” refer to Brookfield Asset Management Inc., including our predecessor companies. References to “Brookfield” include the Corporation’s consolidated subsidiaries. Our registered office is Suite 300, BCE Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.
As an asset manager, we raise, invest and manage capital on behalf of ourselves and our co-investors, and develop and maintain leading operating platforms that enable us to effectively manage these assets and enhance their values over time. We operate and manage assets in the following areas:
i)
Our property operations include core office properties in North America, the U.K. and Brazil, residential home building in North America and Brazil, as well as associated development activities and property services. (See page 11)

ii)
Our power generation business is concentrated almost exclusively on hydroelectric power generation in North America and Brazil, with a small number of co-generation and wind energy facilities. (See page 14)

iii)	Our timberland operations own and manage two million acres of private timberlands in North America and Brazil. (See page 16)

iv)	Our transmission infrastructure business includes electricity transmission systems in Canada and Chile. (See page 17)

v)
Our specialty funds business develops, invests and manages funds and investments on behalf of institutional and related investors that co-invest in the same types of assets which we own, including bridge lending, restructuring, real estate finance and fixed income and real estate securities. (See page 18)

vi)
We also own direct interests in a number of investments, collectively referred to as Private Equity Investments, which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. (See page 19)

At March 30, 2007, our operations and core investments employed approximately 11,900 people.
All financial information in this Annual Information Form is expressed in United States dollars, unless otherwise noted. All information is as at December 31, 2006, unless otherwise noted.
FORWARD-LOOKING STATEMENTS
This Annual Information Form contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “typically” and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “should” or “could” are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the Corporation’s continuous disclosure documents, including this Annual Information Form and its 40-F filed with the Securities and Exchange Commission. The Corporation undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SUBSIDIARIES
The following is a list of the Corporation’s main active subsidiaries, indicating the jurisdiction of incorporation and the percentage of voting securities owned, or over which control or direction is exercised directly or indirectly, by the Corporation:

	Jurisdiction of	Percentage of Voting Securities
Name	Incorporation	Owned, Controlled or Directed

Property Operations
Brookfield Homes Corporation	Delaware	53
Brookfield Properties Corporation	Canada	50
BPO Properties Limited	Canada	89
Power Generating Operations
Brookfield Power Inc.	Ontario	100
Great Lakes Hydro Income Fund	Quebec	50
Other
Brascade Corporation	Canada	100
Brascan Brasil, S.A.	Brazil	100
Brascan Residential Properties, S.A.	Brazil	60

DEVELOPMENT OF THE BUSINESS
The following is a summary of recent developments since January 2004 in each of the Corporation’s areas of business and in the Corporation’s corporate and other activities.
Property Operations – Core Office Properties
Property acquisitions and divestitures in our core office properties since January 2004 include the following:
In June 2006, Brookfield Properties Corporation (Brookfield Properties”) announced that it signed a definitive agreement to acquire through a joint-venture with The Blackstone Group, all of the shares of Trizec Properties, Inc. (“Trizec Properties”), a publicly-traded U.S. core office REIT, and Trizec Canada Inc. (“Trizec Canada”), a Canadian company that holds, among other assets, an approximate 38% stake in Trizec Properties, which have a combined equity value of approximately $4.8 billion. The Trizec portfolio consists of 58 high-quality office properties totalling 29 million square feet in nine U.S. markets including New York City, Washington D.C. and Los Angeles. The transaction closed on October 5, 2006.
In January 2006, we acquired One Bethesda Center, a 168,000 square foot office building located in Bethesda, Maryland, for $69 million. This acquisition increased our core office portfolio in the Washington D.C. market area to two million square feet.
In January 2006, we sold the World Trade Center Denver for $116 million, which followed the sale of our 50% interest in the Colorado State Bank building in December 2005 for $22 million.
In October and November 2005, a consortium of investors including Brookfield Properties and its Canadian subsidiary, BPO Properties Ltd., acquired the 12 million square foot Canadian office portfolio of O&Y Properties Corporation and O&Y Real Estate Investment Trust for C$2 billion. The portfolio consists of 24 office properties, including the landmark First Canadian Place in downtown Toronto. Brookfield Properties provided 25% of the equity for this acquisition and serves as property and asset manager for the consortium.
In the third quarter of 2005, we acquired our partner’s 50% interest in the Bay-Adelaide development site in downtown Toronto for approximately $90 million, to increase our flexibility to realize the long-term value of this 2.5 million square foot development site.
In March 2005, we announced the acquisition of an 80% interest in 20 Canada Square, a 555,000 square foot office property in London, U.K. for $624 million from Canary Wharf Group plc (“Canary Wharf”). 20 Canada Square is one of 28 office properties in the Canary Wharf Estate.
During 2005, our ownership of Canary Wharf was reduced to 15%, following the issuance of additional common shares by Canary Wharf.

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In 2004, we acquired two office properties in Washington, D.C.: Potomac Tower, a 19-storey 238,000 square foot property for $106 million and Edison Place, a 10-storey 547,000 square foot property for $167 million.
In July 2004, we increased our ownership interest in Canary Wharf in London, England, to 17%, representing a total investment cost of $500 million. At that date, Canary Wharf owned an 86 acre commercial property development in London, encompassing 8.8 million square feet of office properties, either completed or under construction, and land with an additional development potential of approximately 5.7 million square feet.
In February 2004, Brookfield acquired an additional 1.0 million common shares of Canary Wharf.
Financial and corporate initiatives completed within our property operations since January 2004 include the following:
In December 2006, Brookfield Properties issued US$1.25 billion of common shares at US$38 per share. Of the 33 million shares issued, a syndicate of underwriters purchased 20,625,000 shares and a subsidiary of the Corporation, Brascade Corporation, purchased the remaining 12,375,000 shares for approximately $470 million.
During 2005, Brookfield Properties completed a three-for-two stock split of its common shares in the form of a stock dividend paid on March 31, 2005, and repurchased 2.7 million of its common shares under its normal course issuer bid.
In October 2004, Brookfield Properties issued C$150 million of 5.2% preferred shares and, in April 2004, issued C$200 million of Class AAA Preference Shares, Series J.
Property Operations – Residential Properties
In November 2006, we completed an initial public offering of common shares of our Brazilian subsidiary, Brascan Residential Properties S.A. (“BRP”), which is among the largest developers of upper-end luxury residential properties in Rio de Janeiro and São Paulo. A total of 74.25 million shares were sold at R$16.00 per share for a total gross proceeds of R$1.2 billion, equivalent to approximately $557.6 million. The shares are listed for trading on the Novo Mercado segment of the São Paulo Stock Exchange in Brazil. Following the offering, we indirectly own a 60% interest in BRP.
In November 2005, Brookfield Homes Corporation (“Brookfield Homes”) repurchased 3.0 million of its common shares under a tender offer which expired on November 15, 2005. We tendered shares to this bid and increased our ownership in Brookfield Homes from 50% to 52%.
In April 2004, Brookfield Homes declared a $278 million dividend comprised of cash and notes, of which the Corporation’s share was $139 million.
Property Operations – Other Activities
In February 2007, we confirmed that we submitted to the board of directors of Multiplex Limited (“Multiplex”), an Australian property company, a non-binding, indicative proposal to acquire 100% of the assets and liabilities of Multiplex, consisting of its property development, construction, property funds management and facilities management businesses. The proposal contemplates an all-cash offer for the assets or non-trust businesses of Multiplex. Discussions with Multiplex are ongoing.
In January 2007, we entered into a definitive agreement to purchase The Mills Corporation, a developer, owner and manager of a portfolio of retail properties in the United States, for $21.00 per share, for a total transaction value of approximately $1.35 billion. We also agreed to provide The Mills Corporation with short-term debt financing until the acquisition closes. The Mills Corporation terminated this agreement on February 16, 2007 after determining that a competing offer was more favorable to its stockholders. In accordance with the terms of the purchase agreement, we received a break fee of $40 million and reimbursement for expenses incurred in connection with the transaction.
In October 2006, our Real Estate Opportunity Fund acquired from affiliates of J.P. Morgan and Chase Co. a 5.3 million square foot portfolio of 33 commercial properties for $460 million. This portfolio includes properties located in Chicago, Phoenix and Milwaukee.
In September 2006, we announced the formation of a $240 million real estate opportunity fund. The fund will invest in under performing real estate in North America and has completed 12 investments in the United States and Canada, totalling 7.6 million square feet of property.

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Also in September 2006, we announced that we had formed a specialty real estate income fund focussed on the acquisition of commercial retail shopping centres in Brazil. The fund has more than $700 million of commitments, $200 million of which has been committed by the Corporation with the balance of the capital committed by four institutional investors.
In October 2005, Brascan Real Estate Opportunity Fund (“BREOF”) completed the acquisition of a portfolio of 25 commercial properties, mainly industrial and showroom buildings, in seven markets in the United States for $177 million. This acquisition increased BREOF‘s assets under management to approximately $500 million.
In April 2005, BREOF acquired a 900,000 square foot office property portfolio in Washington D.C., consisting of three downtown and three suburban buildings.
Power Operations
Power acquisitions and developments since January 2004 include the following:
In November 2006, Brookfield Power Inc. (“Brookfield Power”) announced that we had completed both phases of the Prince Wind Energy Project, located northwest of Sault Ste. Marie, Ontario. The Prince Wind Energy Project is comprised of 126 wind turbines extending over nearly 20,000 acres. With a total installed capacity of 189 megawatts (“MW”), Prince is now the largest wind farm in Canada.
In August 2006, we entered into agreements to acquire two hydroelectric generating plants in West Virginia, which have a combined capacity of 107 MW and generate on average 526 gigawatt hours of electricity annually. These stations are being acquired from Alloy Power LLC and West Virginia Alloy LLC (“WVA”) and will sell power to WVA under a 15-year contract.
In January 2006, Brookfield Power announced the acquisition of four hydroelectric generating stations in northern Ontario with a total generating capacity of 50 MW and two hydroelectric generating stations in Maine with a generating capacity of 40 MW. These acquisitions were conditional on regulatory agency approvals and closed in the second quarter of 2006.
In October 2005, we commenced construction of the 99 MW Prince Phase I Wind Energy Project, approved under the Ontario Government’s first request for proposals for new renewable electric capacity. In November 2005, we announced that Brookfield Power had been selected to develop the 90 MW Prince Phase II Wind Energy Project near Sault Ste. Marie, Ontario, in response to the Ontario Government’s second request for such proposals.
In May 2005, Brookfield Power and Emera Inc., in a 50-50 joint venture, acquired the Bear Swamp generating facility in Massachusetts for $98 million. This facility consists of a 600 MW hydroelectric pumped storage hydroelectric generating station and a conventional 10 MW hydroelectric generating station. It is interconnected with the New England power grid and sells energy, capacity and ancillary products to New England’s Independent System Operator.
In April 2005, we acquired six hydroelectric stations with 76 MW of capacity located in central Brazil in the State of Minas Gerais for a cost of C$129 million including working capital.
Also in April 2005, we acquired four hydroelectric generating stations with 80 MW of capacity in the northeastern United States, including two stations in Pennsylvania and Maryland for $42 million, and two stations in Maine and New York for $31 million.
In November 2004, we were awarded contracts from the Ontario Government to develop two wind power projects in Ontario with a total generating capacity of approximately 150 MW.
In September 2004, we acquired from Reliant Energy Inc. a portfolio of 72 power generating stations in New York State for $900 million, including 71 hydroelectric stations on 14 river systems with a combined generating capacity of 674 MW and one 105 MW cogeneration station. This acquisition was partly funded by a $500 million bridge financing loan secured by these assets.
In January 2004, we acquired two power stations in the State of Minas Gerais in Brazil with a combined generating capacity of 40 MW, and in March 2004 substantially completed the construction of a 25 MW cogeneration station in New Hampshire.
Financial and corporate initiatives within our power operations since January 2004 include the following:
In February 2005, Brookfield Power and Canadian Hydro Developers Inc. issued C$70 million of non-recourse senior 10 year 5.28% bonds, secured by the jointly owned 45 MW Pingston Generating Station in southern British Columbia.

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In December 2004 and January 2005, Brookfield Power issued $550 million of corporate debentures comprised of $450 million of 4.65% unsecured debentures maturing December 16, 2009 and $100 million of floating rate unsecured debentures maturing December 18, 2006.
In September 2004, we completed a refinancing for the Lake Superior Power cogeneration station in northern Ontario, in the form of C$77 million of 4.4% senior secured bonds due September 23, 2009.
Timberlands
In February 2007, we announced that we had entered into a definitive agreement with Longview Fibre Company to acquire all its outstanding shares for cash at a price of $24.75 per share, for a total transaction value of approximately $2.15 billion including assumed debt. With this transaction, we will indirectly acquire 588,000 acres of prime, freehold timberlands in Washington and Oregon. In addition, we will indirectly acquire a pulp and paper complex at Longview, Washington and 15 corrugated container plants located in 12 states. The transaction is expected to close in the second quarter of 2007.
In February 2006, the Acadian Timber Income Fund (“Acadian”), which was sponsored by Brookfield, completed an initial public offering of approximately 8.45 million fund units raising proceeds of approximately C$84 million. The proceeds have been used by Acadian to acquire approximately 311,000 acres of freehold timberland in Maine from Brookfield and 765,000 of freehold timberlands and related assets in New Brunswick from Fraser Papers Inc. (“Fraser Papers”). We have retained approximately 27% of the fund units and manage Acadian through a wholly-owned subsidiary. In December, we increased our indirect ownership in Acadian to approximately 30%.
In November 2005, we announced an agreement to sell wholly-owned Cascadia Forest Products Inc. (“Cascadia”) to Western Forest Products Inc. (“Western”) for approximately C$120 million. We formed Cascadia in 2005 to operate the sawmills, manufacturing facilities and related crown harvest rights in British Columbia that we acquired from Weyerhaeuser Company in May 2005.
In February 2005, we announced a definitive agreement with Weyerhaeuser Company to acquire its coastal business in British Columbia for approximately C$1.2 billion plus working capital. This acquisition, which closed in May 2005, includes 635,000 acres of freehold timberlands as well as five saw mills, two remanufacturing facilities and 3.6 million cubic metres of associated annual Crown harvest rights.
Transmission Infrastructure Operations
In June 2006, we acquired HQI Transelec Chile S.A. (“Transelec”) for approximately $2.5 billion, including working capital, as part of a consortium including Canada Pension Plan Investment Board and British Columbia Investment Management Corporation. Our interest in this consortium is 28%. The consortium acquired 92% of the shares of Transelec from Hydro Québec International Inc. and the remaining 8% of the shares of Transelec from International Finance Corporation, the investment arm of the World Bank. Transelec is the largest electricity transmission system in Chile.
In April 2004, we announced approval for a C$85 million investment to upgrade our transmission lines in northern Ontario.
Specialty Investment Funds Operations
In May 2006, Tricap Management Limited (“Tricap”), an indirect wholly-owned subsidiary of the Corporation, announced that it acquired 53.6 million additional common shares of Western on the exchange of a portion of the subscription receipts previously acquired by Tricap. Following this exchange, Tricap holds an aggregate of 58.7 million common shares of Western, representing approximately 49% of the outstanding Western common shares. The exchange followed the completion of Western’s acquisition of Cascadia from Brookfield in 2005.
Tricap completed the financial restructuring of Stelco Inc., a major Canadian integrated steel company, which resulted in Tricap owning a 37% equity interest. We installed a new management team that has extensive experience in the steel industry and intend to benefit from the improved fundamentals and consolidation within this sector.
In January 2006, we sold our interest in CRIIMI MAE, held through Brookfield Real Estate Finance Fund.
In September 2005, Brascan SoundVest Focused Business Trust filed a final prospectus for its initial public offering of trust units in Canada. This fund is an actively managed investment trust whose purpose is to invest in a diversified portfolio of securities of business income trusts. The fund is managed by a wholly-owned subsidiary of the Corporation and SoundVest Capital Management Ltd. (“SoundVest”), which is 50% owned by the Corporation and is the fund’s investment advisor and portfolio manager.

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In August 2005, Brascan Adjustable Rate Trust I completed an initial public offering of 3 million units for gross proceeds of C$73 million. This fund is intended to provide exposure to an actively managed portfolio of adjustable rate and hybrid mortgage backed securities. All investment decisions related to the fund’s portfolio are made by a wholly-owned subsidiary of the Corporation, Hyperion Brookfield Asset Management, Inc.
In February 2005, Brascan SoundVest Rising Distribution Split Trust filed a final prospectus for its initial public offering of trust units and preferred securities in Canada. The purpose of the fund is to invest in income trusts with a high potential for increasing annual distributions. The fund is managed by a wholly-owned subsidiary of the Corporation, and SoundVest is the fund’s investment advisor and portfolio manager.
Also in February 2005, we announced the acquisition of Hyperion Capital Management, Inc. (“Hyperion”), a New-York based asset management company, for $50 million. Hyperion specializes in real estate-related securities and has approximately $13 billion of assets under management. This acquisition closed in April 2005. In March 2006, Hyperion changed its name to Hyperion Brookfield Asset Management, Inc.
In 2004, our restructuring operations purchased C$141 million of senior secured debt in Concert Industries Ltd., a Canadian manufacturer of materials for consumer products.
In 2004, we launched through our specialty funds group a Canadian income trust product called Brascan SoundVest Total Return Fund.
Private Equity Investments
In December 2006, we announced that we entered into an agreement to sell our 40% interest in Ticket Serviços in Brazil, a business services provider and hotel operator, to Accor Group pf France, the current owner of 50% of the company, for approximately $200 million. This transaction closed in March 2007.
In August 2005, our wholly-owned subsidiary, Brascade Corporation (“Brascade”), sold 73.1 million shares of Falconbridge Limited (“Falconbridge”), representing substantially all of our interest in Falconbridge, to Xstrata plc. for total proceeds of approximately $1.7 billion, consisting of $1.3 billion of cash and $375 million of convertible debentures of Xstrata. This sale substantially completed our withdrawal from the mining and metal business. Following this sale, our ownership of Falconbridge consisted of 1.3 million common shares, representing approximately 1% of its outstanding common shares, $570 million of junior preferred shares and $59 million of convertible debentures, all of which were disposed during 2006.
Also in August 2005, we announced the acquisition, through Brascade, of 200,000 additional common shares of Fraser Papers, increasing our ownership of this company to 13.4 million common shares or 46% of the outstanding common shares.
On June 30, 2005, the shareholders of Noranda Inc. (“Noranda”) and the former Falconbridge approved the merger of their two companies, to continue under the Falconbridge name. Following this merger, we owned 74.4 million common shares of Falconbridge, representing approximately 20% of the total common shares of Falconbridge.
In March 2005, we announced our support for a plan by our 41%-owned mining and metals affiliate, Noranda, to combine with its 59%-owned subsidiary Falconbridge. We also announced our support for a bid by Noranda to purchase approximately 63.4 million of its common shares in exchange for $1.25 billion of preferred shares. We tendered all of our common shares in Noranda to this bid and, following its completion, our interest in Noranda declined to 32%.
In October 2004, we monetized 33 million of our common shares of Norbord Inc. (“Norbord”), our panelboard subsidiary, for $300 million, reducing our interest in this company from 43% to 36% (22% on a fully diluted basis).
In July 2004, our forest products subsidiary, Nexfor Inc. (“Nexfor”), completed the distribution of its specialty paper business to its shareholders in the form of common shares of a new public company, Fraser Papers, retaining its panelboard business. Concurrently, Nexfor changed its name to Norbord. As a result of these transactions, we received a 42% interest in Fraser Papers.
Corporate and Other
In January 2007, we redeemed our 5,000,000 outstanding 8.35% Preferred Securities for C$25.00 principal value per security plus accrued interest of C$0.01144, for a total redemption price per security of C$25.01144 per security. Also in January 2007, Brascade amalgamated with Diversified Canadian Financial II Corp. and Diversified Canadian Holdings Inc., the new company continuing business under the name Brascade Corporation.

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In November 2006, we issued 8,000,000 Class A Preference Shares, Series 17, having a par value of C$25.00 and paying quarterly dividends based on a fixed annual rate of 4.75%. The aggregate gross proceeds of this issue were C$200 million.
In November 2006, the holders of our Series 8 and 9 Preferred Shares exercised their conversion privilege, resulting in the conversion of 272,614 Series 8 Preferred Shares into an equivalent number of Series 9 Preferred Shares, and the conversion of 1,028,770 Series 9 Preferred Shares into an equivalent number of Series 8 Preferred Shares. In conjunction with this conversion, the annual interest rate payable on our Series 9 Preferred Shares was reset to 4.35%.
In April 2006, we completed a three-for-two stock split of our Class A Limited Voting Shares by way of a stock dividend whereby shareholders received one-half a Class A Limited Voting share for every Class A or Class B Limited Voting share held. All share and per share information in this Annual Information Form for the period prior to April 2006 has been adjusted to reflect this stock split, unless otherwise noted. We also announced a 50% increase in the quarterly dividend on our Class A Limited Voting shares to $0.16 on a post-split basis, commencing with the dividend paid on May 31, 2006.
Also in April 2006, the Corporation received approval for a normal course issuer bid to purchase up to 20,800,000 Class A Limited Voting shares on a pre-split basis or 31,200,000 Class A Limited Voting shares on a post-split basis, representing approximately 10% of the public float of our issued and outstanding shares in this series, through open market purchases on the Toronto and New York Stock exchanges. The bid commenced on April 21, 2006 and will expire on or before April 20, 2007. As of the date of this Annual Information, we have purchased 231,600 Class A Limited Voting shares under this bid for approximately C$13 million at an average price of C$56.28 per share. All shares acquired under this bid will be cancelled.
In February 2006, the Corporation increased the quarterly dividend on its Class A Limited Voting Shares from $0.15 to $0.16, (on a pre-split basis) commencing with the dividend paid on May 31, 2006 to shareholders of record at the close of business on May 1, 2006.
On November 10, 2005, the Corporation’s shareholders approved an amendment to the Articles of the Corporation to change its name from Brascan Corporation to Brookfield Asset Management Inc. We made this change to enable us to build an asset management franchise under a common banner with one unified name across all our operations and to mount a focussed branding effort to benefit all our operations.
Also in November 2005, the Corporation redeemed its 2,000 issued and outstanding Class A Cumulative Redeemable Preference Shares, Series 3 for C$100,000 per share plus accrued dividends.
In October 2005, the Corporation changed its stock trading symbol on the Toronto and New York stock exchanges from BNN to BAM to reflect our increasing business focus on asset management. The use of this new symbol was continued following the change in our corporate name in November 2005.
In September 2005, the Corporation announced an issuer bid by way of a tender offer to acquire up to approximately C$500 million of its Class A Limited Voting Shares at a price of US$41.00 per share. This issuer bid ran from October 2, 2005 to November 9, 2005. A total of 3,646,912 Class A Limited Voting Shares were acquired under this bid, all of which have been cancelled.
Also in September 2005, we sold our wholly-owned commercial real estate brokerage company, Royal LePage Commercial, to Cushman & Wakefield.
In August 2005, the Corporation completed the redemption of its C$14.6 million of issued and outstanding Subordinated Convertible Auction Notes due 2085 (the “SCAN I Notes”) and its C$2.9 million of issued and outstanding Subordinated Convertible Adjustable Rates Notes due 2088 (the “SCAN II Notes”) for C$1,000, for each C$1,000 principal amount of SCAN I Notes and SCAN II Notes outstanding.
In June 2005, the Corporation issued C$300 million of 5.95% 30 year notes to Canadian investors. The net proceeds of the issue were used for general corporate purposes, including the repayment of corporate debt.
In April 2005, the Corporation received approval for a normal course issuer bid to purchase up to 21,000,000 Class A Limited Voting Shares, representing approximately 10% of the public float of the Corporation’s issued and outstanding shares in this series, through open market purchases on the New York and Toronto stock exchanges. Under this bid, which commenced on April 21, 2005 and expired on April 20, 2006, we purchased 900 Class A Limited Voting Shares, all of which have been cancelled, for approximately C$54,000 at an average price of C$59.61 per share.

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In February 2005, the Corporation increased the quarterly dividend on its Class A Limited Voting Shares from $0.14 to $0.15, commencing with the dividend paid on May 31, 2005 to shareholders of record at the close of business on May 1, 2005.
In January 2005, the Corporation completed an amalgamation with its wholly-owned financial services subsidiary, Brascan Financial Corporation (“Brascan Financial”), and issued two new series of publicly-traded Class A Preference Shares, Series 13 and 14, in exchange for the publicly-traded preferred shares of Brascan Financial.
In September 2004, our natural resource investment company, Brascade Resources Inc., was reorganized with a broader mandate as Brascade Corporation, to hold our 17% interest in Canary Wharf as well as our interests in Norbord and Fraser Papers and part of our interest in Noranda.
In July 2004, the Corporation redeemed its 18,891 issued and outstanding Class A Preference Shares, Series 1 for C$25.00 per share plus accrued dividends.
In June 2004, the Corporation completed a three-for-two stock split of its Class A Limited Voting Shares through the issue on June 1, 2004 of one Class A Limited Voting share for every two Class A or Class B Limited Voting Shares held at the close of business on May 21, 2004.
In April 2004, the Corporation announced a change in the declaration currency for the dividend on its Class A and Class B Limited Voting Shares from Canadian dollars to US dollars, commencing with the dividend paid on August 31, 2004. The quarterly dividend paid on this date of $0.14 per share was also pro-rated to reflect the three-for-two share split subsequently implemented by way of a stock dividend paid on June 1, 2004.
Also in April 2004, the Corporation received approval for a normal course issuer bid to purchase up to 21,000,000 Class A Limited Voting Shares, representing approximately 10% of the public float of the Corporation’s issued and outstanding shares in this series, through open market purchase on the New York and Toronto stock exchanges. Under this bid, which ran from April 21, 2004 to April 10, 2005, we purchased 417,695 Class A Limited Voting Shares, all of which have been cancelled, for C$17.9 million at an average price of C$42.80 per share.
In February 2004, the Corporation announced an increase in the quarterly dividend payable on its Class A and Class B Limited Voting Shares from C$0.26 per share to C$0.27 per share, both expressed on a pre-split basis, commencing with the dividend paid on May 31, 2004.
BUSINESS OF THE CORPORATION
BUSINESS STRATEGY AND CAPABILITIES
Brookfield is a global asset management company, with a primary focus on property, power and infrastructure assets. Our objective is to earn attractive long-term returns for shareholders through the cash flows and value created from the direct and indirect ownership of high quality assets on our own behalf as well as by managing these assets for institutional and retail investors. As an asset manager, we raise, invest and manage capital on behalf of ourselves and our co-investors, and develop and maintain leading operating platforms that enable us to effectively manage these assets and enhance their values over time.
We concentrate our investment efforts on the ownership of high quality long-life assets that generate sustainable cash flows, require minimal sustaining capital expenditures and tend to appreciate in value over time. Often these assets will benefit from some form of barrier to entry due to regulatory, physical or cost structure factors. Consistent with this focus, we own and operate large portfolios of core office properties, hydro-electric power generating stations, private timberlands and regulated transmission systems that, in our opinion, share these common characteristics. These assets represent important components of the infrastructure that supports the global economy.
Our goal is to establish Brookfield as a global asset manager of choice for investors, primarily those who wish to benefit from the ownership of infrastructure assets such as those described above. We have spent many years building high quality operating platforms that enable us to acquire, finance and optimize the value of infrastructure assets for our own benefit, and for our partners whose capital we manage.
Managing assets for others provides a number of benefits to Brookfield. We earn income from our co-investors for conducting these activities on their behalf. This provides an important source of cash flow that is in addition to the returns that we earn from our

8	Brookfield Asset Management – 2007 Annual Information Form

ownership of the assets. The capital provided to us by our co-investors enables us to pursue a broader range of opportunities and to undertake large transactions while at the same time containing risk. We believe that all of these factors will enhance shareholder returns over the longer term.
We have chosen to focus on property and infrastructure assets for several reasons. First and foremost, we have extensive background and well established platforms from which to operate these assets. In addition, the demand from institutional investors to own assets of this nature is increasing as they seek to earn increasing yields to meet their investment objectives. We believe that demand for these assets will continue to be strong because, in our view, they represent attractive alternatives to traditional fixed income investments, providing in many cases a “real return” that increases over time, relatively low volatility and strong capital protection. Finally, there is a substantial supply of investment opportunities in the form of existing assets as well as the need for continued development in an ever expanding global economy. At the same time there are relatively few organizations focussed on managing assets of this nature as a core strategy.
Our strategy for growth is centered around expanding our assets under management, which should lead to increased fee revenues and opportunities to earn performance returns. We plan to achieve this within our existing operating platforms, through geographic expansion beyond our current focus in North America, Europe and South America, and by developing and acquiring platforms to operate new asset classes that demonstrate characteristics that are similar to our existing assets. We also plan to achieve growth by expanding our distribution capabilities to access a broader range of investment partners, thereby increasing our access to capital. This increased capital, when coupled with new investment opportunities, should increase our assets under management and the associated income as well as direct investment returns, thereby increasing shareholder value.
A description of our principal businesses follows. In addition to the information provided on our businesses in this Annual Information Form, our operating units and investee companies which are also reporting issuers have filed their own Annual Information Forms and Annual Reports containing information specific to their respective operations. Copies of these documents may be obtained from securities administrators in each province of Canada or from the Secretary of the Corporation. These documents are also filed on SEDAR at www.sedar.com.
ASSET MANAGEMENT ACTIVITIES
Our asset management activities include the management of assets within specific investment entities on behalf of institutional and retail investors as well as a wide array of operational services provided to clients.
Assets Under Management
As at December 31, 2006, we managed approximately $71 billion of assets consisting of:
i)
Physical assets, primarily property, power generation, timber and transmission assets that are owned and managed within our core operating platforms together with associated working capital for the benefit of us and our co-investors; and

ii)
Securities, which frequently represent investments in physical assets such as those described in the foregoing paragraph. The securities are held on behalf of ourselves and our clients and managed by dedicated teams of investment professionals within our operations.

Funds are established in several ways. Often we establish a fund with co-investors to complete a specific acquisition. This fund may then, in certain circumstances, serve as a platform to expand the assets and operations within the fund. Alternatively, we may establish a fund with a specific mandate to seek out investment opportunities. The strength of our balance sheet enables us to establish a dedicated team, build a portfolio and then market the portfolio and track record to potential investors. Finally, the breadth of our operating platform provides us the opportunity to seed funds with assets that we have owned and operated for many years, and which represent attractive investment opportunities for our co-investors.
We typically invest more than 20% of the capital committed to our funds, with clients committing the balance. We earn fees for managing the activities on behalf of our co-investors, which include base administration fees, performance returns to the extent results exceed predetermined thresholds, and we often earn transaction fees for specific activities. We also earn base management and performance returns in many of our public securities operations. We typically do not own significant interests in the funds being managed by our public securities operations, as they are either widely held publicly listed funds or securities portfolios managed on behalf of their beneficial owners pursuant to specific mandates.

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The assets are managed pursuant to various strategies that reflect the nature of the assets and which are differentiated by the risk return characteristics and the intensity of management activity, both of which impact the level of asset management income and associated margins that we hope to earn.
Fee Bearing Assets
Core and core plus strategies encompass the ownership and management of high quality long-life assets with lower volatility returns and less development and repositioning activity. Current funds of this nature include:

		Total Assets Under Management			Brookfield’s Share
AS AT DECEMBER 31, 2006	Year		Net Invested	Committed		Net Invested	Ownership
(MILLIONS)	Formed	Assets	Capital	Capital [1]	Assets	Capital	Level

US Core Office [2]	2006	$7,712	$1,870	$1,870	$7,712	$801	62%
Canadian Core Office [2]	2005	1,760	864	864	490	216	25%
West Coast Timberlands	2005	925	476	476	925	236	50%
East Coast Timber Fund	2006	199	132	132	199	32	30%
Transmission	2006	2,810	1,162	1,162	2,810	331	28%
Bridge Loan I	2003	1,452	1,444	1,587	637	622	39%
Real Estate Finance	2003	1,650	442	600	139	139	33%
Mortgage REIT	2005	3,767	560	560	23	23	4%
Royal LePage Franchise Fund	2003	115	78	78	19	19	25%

		$20,390	$7,028	$7,329	$12,954	$2,419

1	Includes incremental co-investment capital

2	Held by 50%-owned Brookfield Properties
As a result of our overall business strategy, significant effort is directed towards expanding this segment of our operations. This complements our existing operating platforms and the fees, while not as high as those earned through traditional private equity activities, generate attractive margins as the opportunities are highly scalable.
Opportunity and restructuring strategies typically involve more active management and higher fees. These assets also tend to have higher risks and higher return expectations. In many cases, much of the value is created over a two to three year time period through refinancing and repositioning the assets or the business being managed. As a result, we expect to achieve higher investment returns over a shorter period than our core and core plus strategies, and our base management fees and incentive returns are intended to be similar to traditional private equity arrangements. Current funds of this nature include:

		Total Assets Under Management			Brookfield’s Share
AS AT DECEMBER 31, 2006	Year		Net Invested	Committed		Net Invested	Ownership
(MILLIONS)	Formed	Assets	Capital	Capital [1]	Assets	Capital	Level

Real Estate Opportunity	2006	$1,086	$235	$245	$1,086	$132	52%
Brazil Retail Property	2006	800	102	800	215	28	29%
Tricap Restructuring I	2002	835	235	448	835	235	48%
Tricap Restructuring II	2006	142	142	659	142	142	39%

		$2,863	$714	$2,152	$2,278	$537

1	Includes incremental co-investment capital
Listed securities and fixed income strategies require varying degrees of risk, return and management intensity ranging from traditional fixed income management to more active strategies involving portfolios of equities, high yield and leveraged securities. The gross fees earned for managing assets of this nature tend to be much lower than our other two strategies, however, the contribution is attractive due to the ability to manage large portfolios.

	Total Assets Under Management			Brookfield’s Share
AS AT DECEMBER 31, 2006		Net Invested	Committed		Net Invested	Ownership
(MILLIONS)	Assets	Capital	Capital	Assets	Capital	Level

Equity Funds	$749	$692	$692	$21	$21	na
Fixed Income Funds	19,711	19,711	19,711	57	49	na

	$20,460	$20,403	$20,403	$78	$70

10	Brookfield Asset Management – 2007 Annual Information Form

Directly Held and Non-Fee Bearing Assets
We also own and manage a number of assets which are not currently subject to fee bearing asset management arrangements. Most of the assets pre-date the creation of our current institutional funds, while some were more recently acquired to supplement existing platforms, or in anticipation of new funds being created. These include the following:

	Total Assets Under Management			Brookfield’s Share
		Net Invested	Committed		Net Invested	Ownership
AS AT DECEMBER 31, 2006 (MILLIONS)	Assets	Capital	Capital	Assets	Capital	Level

Core Office – North America [1]	$10,077	$2,440	$2,440	$8,049	$2,440	100%
Core Office – Europe	765	288	288	765	288	various
Residential Properties – U.S.	1,355	397	397	1,355	223	53%
Residential Properties – Canada 1 / Brazil	1,048	491	491	1,048	261	100% / 60%
Power Generation – North America	5,126	1,129	1,129	5,126	1,129	100%
Power Generation – Brazil	264	239	239	264	239	100%
Timber – Brazil	66	47	47	66	47	100%
Transmission – Canada / Brazil	333	218	218	333	218	100%
Other	8,374	5,573	5,573	8,392	5,573	various

	$27,408	$10,822	$10,822	$25,398	$10,418

1	Held by 50%-owned Brookfield Properties
We have on occasion used existing assets to seed new funds, like we did with our Brazil Retail Property Fund and the Acadian Timber Income Fund. Nonetheless, we are also prepared to continue to hold these assets directly as long as they meet our return thresholds, relative to our ability to redeploy the capital elsewhere on a comparable risk-adjusted basis, and taking into consideration the impact of incremental asset management income arising from a new fund formed with the assets. We have owned a number of these assets for many years and therefore the market values tend to exceed the book values by a significant amount.
PROPERTY OPERATIONS
We conduct a wide range of property operations in North America as well as in Europe and South America.
Core Office Properties
We own and manage one of the highest quality core office portfolios in the world and focus on major financial, energy and government centre cities in North America and Europe. Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets so as to build on the strength of our tenant relationships. We own interests in 133 commercial properties totalling approximately 85 million square feet of rentable area, as well as 18 development sites with 22.6 million square feet of potential developable area.
Our North American operations are conducted through a 50%-owned subsidiary, Brookfield Properties, and our primary markets are New York, Boston, Houston, Los Angeles, Washington D.C., Toronto, Calgary and Ottawa. These operations include directly owned properties as well as those contained within our U.S. and Canadian core office funds.
Our European operations are principally located in London, U.K. where we own an interest in 17 high quality commercial properties comprising 8.5 million square feet of rentable area and a further 5.4 million square feet of development density. The properties are located in the Canary Wharf Estate, one of the leading core office developments in Europe. We hold a direct 80% ownership interest in the 550,000 square foot 20 Canada Square property and an indirect interest in the balance of the portfolio through our 15% ownership interest in privately-owned Canary Wharf Group.
Portfolio Activity
We expanded our portfolio by 29.2 million square feet and our net effective interest by 26.7 million square feet with the acquisition of a major U.S. portfolio. We also acquired direct interests in several individual properties in Washington D.C. and sold a property in Denver. As a result, the book value of the net capital deployed in core office properties increased to $3.7 billion during the year from $2.9 billion at the end of 2005.

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The U.S. portfolio we acquired in October 2006, consists of 58 properties located primarily in New York, Washington D.C., Houston and Los Angeles. This increased our total and net capital invested in each of these markets, and will have an increased impact on cash flows during 2007 when we receive a full year’s contribution. We acquired the portfolio in partnership with a private equity investor for a total purchase price of $7.7 billion. Our share of the acquisition, totalling $5.6 billion, was completed through our U.S. Core Office Funds which is managed by us on behalf of ourselves and several institutional clients. The net capital invested in the portfolio by the U.S. Core Office Fund, after deducting property and fund specific debt, is $1.4 billion of which we have provided 62%.
We also acquired four properties comprising 1.8 million square feet in Washington D.C. and Toronto for $400 million, further expanding our presence in this core market and sold non-core properties in Calgary, Alberta that had been acquired in 2005 as part of a major portfolio purchase, resulting in a $14 million gain. Lastly, we completed the sale of a property in Denver, Colorado for a gain of $30 million.
We formed a joint venture with a European property group to invest further in continental Europe and announced our first joint acquisition in January 2007, with the purchase of an office property in Germany. Although our capital commitment is currently modest, this is the start of the next phase of expanding our European operations.
During 2005, we acquired a portfolio in Canada to form our Canadian Core Office Fund and syndicated a 75% interest to co-investors. We also acquired several properties in Washington D.C. and an 80% interest in 20 Canada Square, located in the Canary Wharf Estate in London, U.K.
Residential Properties
We conduct residential property operations in the United States, Canada and Brazil through subsidiaries in which we hold the following interests: United States – 53%; Canada – 50%; Brazil – 60%. We do not as yet earn any income for managing these operations other than the return on our invested capital, although we are exploring the formation of land joint ventures on an asset management basis.
United States
Our U.S. residential operations are conducted through our 53%-owned subsidiary, Brookfield Homes, that had a $1 billion market capitalization at year end, compared with equity book value of $370 million. These operations are concentrated in four major supply constrained markets: San Francisco, Los Angeles and San Diego in California, and the Washington, D.C. area. In these operations, we own or control 28,000 lots through direct ownership, options and joint ventures. We focus on the mid-to upper-end of the home building market and are one of the twenty largest home builders in the United States. A significant portion of the value creation and operating margins in this business are achieved through the land acquisition process as opposed to the home building activity. We endeavour to option lots and acquire land that is well advanced through the entitlement process to minimize capital at risk. Most of our revenues are derived from the sales of finished homes and the associated lots, although we sell lots to other builders on a bulk basis to capture appreciation in values and recover capital.
Canada
These operations are conducted as a business unit within Brookfield Properties. Our Canadian operations are concentrated in Calgary, Edmonton and Toronto. Operations in the U.S. markets of Denver, Colorado and Texas are managed and reported within this unit. We own approximately 61,400 lots in these operations of which approximately 5,800 were under development at December 31, 2006 and 55,600 are included under development assets because of the length of time that will likely pass before they are developed. Our principal activity in this business is to acquire and develop lots for sale to other homebuilders, although we build and sell homes with some of our lots.
Operating cash flow in the Canadian operations increased significantly since the beginning of 2005 as our Alberta operations benefitted from the continued expansion of activity in the oil and gas industry. Most of the land holdings were purchased in the mid-1990’s or earlier, and as a result have an embedded cost advantage today. This has led to particularly strong margins, although the high level of activity is creating some upward pressure on building costs and production delays. Nonetheless, unless the market environment changes, we expect another very strong year in 2007.
Brazil
Our Brazilian operations are owned through our 60% subsidiary, Brascan Residential Properties, S.A., that had a market capitalization of $1.6 billion at year end compared to a book value of $575 million. This operation is focussed on building residential condominiums

12	Brookfield Asset Management – 2007 Annual Information Form

and also deploys capital in order to secure attractive sites. Operating cash flow for 2006 was similar to that reported in 2005. Unit sales during the fourth quarter of 2006 were particularly strong, however, the associated revenues will not be recognized until the units are completed, which is expected to occur during 2007 and 2008. As discussed below under infrastructure development, we own substantial density rights that will provide the basis for continued growth.
During 2006, we established these operations as a public company listed on the São Paulo Stock Exchange raising nearly $550 million through the issuance of common shares thereby reducing our remaining interest to 60%. We recorded a gain of $269 million on the transaction.
Opportunity Investments
We invest in commercial properties other than core office and have established dedicated operations to conduct these activities. Our objective is to acquire property which, through our management, leasing and capital investment expertise, can be enhanced to provide a superior return on capital. The scale of our overall operating platform in the property sector provides a substantial volume of potential investments for these operations and enables us to participate in a broad range of opportunities. During 2006, we established a fund to allow institutional investors to participate in these activities. The fund is capitalized with $245 million of equity commitments, which is currently fully invested including our commitment of $125 million.
Total assets within the fund was approximately $1.1 billion at year end, and include 70 office properties in a number of cities across North America as well as smaller investments in industrial, student housing, multi-family, and other property asset classes. The book value of commercial properties includes total and net working capital balances of $48 million (2005 – $15 million) and $17 million (2005 – $5 million), respectively. Our net invested capital at December 31, 2006 included a $23 million bridge loan to facilitate the recent portfolio acquisition, which is expected to be repaid over the next three to six months.
Opportunity investments tend to be more dynamic and typically have strong early stage value enhancement potential. Accordingly, operating results are expected to be derived more from realization gains than recurring net rental income. Debt financing for properties of this nature tends to be shorter in term to enhance flexibility, and leverage for the portfolio as a whole tends to vary between 70% and 80% of loan to value.
Retail Properties
In addition to significant retail space which we operate in conjunction with our office properties, we have owned and operated retail properties in Brazil for many years. During 2006, we formed a fund with $800 million of capital to invest in Brazilian retail properties, of which our commitment is $200 million. The fund purchased three shopping centres previously owned by us for proceeds of $252 million, resulting in a gain for accounting purposes of $79 million.
The fund’s initial portfolio consists of three shopping centres and associated office space totalling 1.1 million square feet of net leasable area, located in Rio de Janeiro and São Paulo, and includes our 54% interest in the one million square foot Rio Sul Centre, which is one of Brazil’s premier shopping centres. The book value of retail properties include total and net working capital balances of $46 million (2005 – $90 million) and $38 million (2005 – $6 million), respectively. Borrowings represent debt incurred by the fund to finance the purchase of the initial portfolio assets, which is guaranteed by the obligation of ourselves and our partners to subscribe for capital in the fund up to the level of the committed amounts.
The fund’s mandate is to acquire additional retail properties in the fragmented Brazilian market and to enhance their value through active management and repositioning. We also continue to hold direct interests in a smaller portfolio of retail and associated commercial office space with a net book value of $66 million, which are now included in our Investments segment.
Infrastructure Development
We entitle, seek approval for, build, manage and develop many types of critical backbone infrastructure in business segments where we own assets. For example, we typically acquire land or long-term rights on land, seek entitlements to construct, and then either sell the project improved by the infrastructure entitlements or build the project ourselves.
Core Office Properties
We maintain an in-house development capability to undertake development projects when the risk-adjusted returns are adequate and significant pre-leasing has been achieved. At year end, we held projects with 29.9 million square feet of commercial density rights. During 2006, we acquired the 1.3 million square foot Four Allen Center in Houston with a joint-venture partner for $120 million and immediately signed a long-term lease with Chevron for the entire property that will commence in 2007. We raised $240 million of

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project-specific financing to fund the acquisition and future refurbishment costs. Development projects also include our Penn Station development in midtown New York, which recently received increased permitting for 2.5 million square feet of office density.
The Bay-Adelaide Centre development property, now 100%-owned, is located in Toronto’s downtown financial district and zoned for up to 2.6 million square feet of office and residential use. Currently, we are under construction on a 1.1 million square foot premier office property. We also own expansion rights for a third office tower at BCE Place, our flagship Toronto office complex, which would add approximately 800,000 square feet of density, and similarly we have rights to develop approximately 500,000 square feet of office space at Bankers Court in Calgary, where we also have a 265,000 square foot office property under construction. At Canary Wharf in London, we own our proportionate share of development density which totals approximately 5.4 million square feet of commercial space.
Residential Development Properties
Residential development properties include land, both owned and optioned, which is in the process of being converted to residential lots, but not expected to enter the home building process for more than three years.
We utilize options to control lots for future years in our higher cost land markets in order to reduce risk. To that end, we hold options on approximately 14,900 lots in predominantly California and Virginia in return for providing planning and development expertise to obtain the required entitlements. We invested additional capital into development land in Alberta as a result of the significant increase in activity. In Brazil, we own rights to build residential and office condominium space of a further 8.0 million square feet, to be developed over the next 15 years in São Paulo, and a further 9.1 million square feet of condominium density in Rio de Janeiro which will be built over the next 10 years.
Rural Development Properties
We acquired 74,000 acres of additional rural land in Mato Grosso State in Brazil and now own approximately 260,000 acres of prime rural development land in the States of São Paulo, Minas Gerais and Mato Grosso. These properties are being used for agricultural purposes, including the harvest of sugar cane for its use in the production of ethanol as a gasoline substitute. A substantial increase in the world-wide consumption of ethanol for use as a substitute for gasoline has resulted in a significant increase in the value of lands which are suitable for sugar cane growing. During the past three years we completed leases with an average term of 23 years on approximately 41,600 acres to operators of large sugar cane processing facilities and expect to earn growing annual cash flows. The leases have floor payments plus participations on a combination of sugar and ethanol prices, and the land reverts to us after 23 years.
We hold 30,000 acres of potentially higher and better use land adjacent to our western North American timberlands acquired during 2005, which we intend to convert into residential and other purpose land over time, and are included within our timberland operations.
In addition, we have been actively developing a number of hydroelectric power facilities in Brazil and North America as well as wind generation facilities in Canada which are described further under Power Generating Operations.
POWER GENERATING OPERATIONS
Our power generating operations are predominantly hydroelectric facilities located on river systems in North America, as well as various locations in southern Brazil. As at December 31, 2006, we owned and managed approximately 140 power generating stations with a combined generating capacity of approximately 3,800 megawatts. Our facilities produced approximately 13,000 gigawatt hours of electricity in 2006. All but four of our existing stations are hydroelectric facilities located on river systems in seven geographic regions, specifically: Ontario, Quebec, British Columbia, New York, New England, Louisiana and southern Brazil. This geographic distribution provides diversification of water flows to minimize the overall impact of fluctuating hydrology. Our storage reservoirs contain sufficient water to produce approximately 20% of our total annual generation and provide partial protection against short-term changes in water supply. The reservoirs also enable us to optimize selling prices by generating and selling power during higher-priced peak periods. We also own and operate two natural gas-fired plants, a pumped storage facility and a 189-megawatt wind energy project that we operate under a 20-year fixed price power sales agreement.
Capacity additions from acquisitions and selective development of additional capacity during 2006 and part way through 2005 generated 799 gigawatts of additional power and added $36 million of cash flow during 2006 compared to 2005. We added hydro facilities in Canada, Brazil and the northeastern United States and completed the development of a 189-megawatt wind energy project in Northern Ontario. We acquired a 2,933 gigawatt hour portfolio in New York in late 2004 which resulted in the substantial

14	Brookfield Asset Management – 2007 Annual Information Form

capacity additions in 2005 compared to 2004. The additional facilities furthered the diversification of our watersheds and energy sources, thereby reducing hydrology risk, and position us as an important participant in our core electricity markets.
The following table summarizes generation over the past two years:

YEARS ENDED DECEMBER 31	Long-Term	Actual Production			Variance to
(GIGAWATT HOURS)	Average (LTA)	2006	2005	LTA	2005

Existing capacity
Ontario	2,412	1,898	1,766	(514)		132
Quebec	1,702	2,032	1,475	330		557
New England	1,024	1,144	1,172	120		(28)
New York	2,903	3,602	3,025	699		577
Louisiana	903	712	813	(191)		(101)
Other	1,081	1,069	1,079	(12)		(10)

Total existing capacity	10,025	10,457	9,330	432		1,127
Acquisitions – during 2006	456	517	—	61		517
Acquisitions – during 2005	702	774	492	72		282

Total hydroelectric operations	11,183	11,748	9,822	565		1,926
Wind energy, co-generation and pump storage	1,198	1,268	1,108	70		160

Total generation	12,381	13,016	10,930	635		2,086

The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2006				2005
	Actual	Realized	Operating	Operating	Actual	Realized	Operating	Operating
YEARS ENDED DECEMBER 31 (GWH AND $ MILLIONS)	Production	Revenues	Costs	Cash Flows	Production	Revenues	Costs	Cash Flows

Ontario	2,059	$150	$39	$111	1,766	$118	$35	$83
Quebec	2,032	118	24	94	1,475	75	21	54
New England	1,438	82	27	55	1,275	63	25	38
New York	3,857	229	69	160	3,089	195	72	123
Other	2,362	211	51	160	2,217	195	40	155

Total	11,748	$790	$210	$580	9,822	$646	$193	$453

Per MWh		$67	$18	$49		$66	$20	$46

Realized prices, which include ancillary and capacity revenues and the impact of maximizing our generation during peak hour pricing, increased to $67 per megawatt hour despite a lower pricing environment for reasons described above. Operating costs on a per megawatt hour basis were lower due to the higher generation levels.
Portfolio Activity
We added seven hydroelectric stations and one wind farm during 2006 with combined capacity of 380 megawatts and an annual production capability of 1,533 gigawatt hours. The new facilities are located in northeastern United States, Canada and Brazil and have been integrated into our current operations in these regions. The total acquisition cost was approximately $678 million and resulted in a $741 million increase in the book value of our power generating assets to $4.3 billion from $3.6 billion at the end of 2005. We raised approximately $550 million of additional financing to fund acquisitions and maintain appropriate leverage on existing assets and, as a result, the net capital invested in our portfolio was relatively unchanged year over year.
We finance our power generation facilities in the same manner as our core office properties with long-term debt that is recourse only to the assets being financed. We typically achieve approximately 50% loan to value at the time of financing before taking into account any power contract arrangements, which may enable significantly higher loan-to-value ratios to be achieved. At December 31, 2006, the average term of this debt was 18 years and the average interest rate was 8%.
We have expanded our power operations significantly since 2001, at which time the book value was less than $1 billion and capacity was less than 1,000 megawatts. We will continue our efforts to expand the portfolio and are pursuing a number of opportunities in this regard.
We believe the intrinsic value of our power assets is much higher than the book value because the assets have either been held for many years and therefore depreciated for accounting purposes which, in our view, is inconsistent with the nature of hydroelectric

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generating assets. In addition, we have been successful in acquiring, developing and upgrading many of our facilities on an attractive basis. In addition, higher fossil fuel prices have resulted in significantly expanded operating margins for hydroelectric facilities, which have very low operating costs.
Contract Profile
We endeavour to maximize the stability and predictability of our power generating revenues by contracting future power sales to minimize the impact of price fluctuations, by diversifying watersheds, and by utilizing water storage reservoirs to minimize fluctuations in annual generation levels.
Approximately 80% of our projected 2007 and 2008 revenues are currently subject to long-term bilateral power sales agreements or shorter-term financial contracts. The remaining revenue is generated through the sale of power in wholesale electricity markets. Our long-term sales contracts, which cover approximately 55% of projected revenues during this period, have an average term of 13 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or have investment grade ratings. The financial contracts typically have a term of between one and three years.
All power that is produced and not otherwise sold under a contract is sold in wholesale electricity markets, and due to the low variable cost of hydroelectric power and the ability to concentrate generation during peak pricing periods, we are often able to generate highly attractive margins on power which is otherwise uncontracted. This approach provides an appropriate level of revenue stability, without exposing the company to undue risk of contractual shortfalls, and also provides the flexibility to enhance profitability through the production of power during peak price periods.
The following table sets out the profile of our contracts over the next five years from our existing facilities, assuming long-term average hydrology:

YEARS ENDED DECEMBER 31	2007	2008	2009	2010	2011

Generation (GWh)
Contracted
Power sales agreements	7,233	7,165	5,906	5,887	5,426
Financial contracts	3,635	2,903	292	287	—
Uncontracted	2,401	3,031	6,472	6,496	7,250

	13,269	13,099	12,670	12,670	12,676

Contracted generation
% of total	82	77	49	49	43
Revenue ($millions)	710	666	448	447	417
Price ($/MWh)	65	66	72	72	77

The increase in the average selling price for contracted power over the next five years reflects contractual step-ups in long duration contracts with attractive locked-in prices and the expiry of lower priced contracts during the period.
TIMBERLANDS
We own and manage timber assets which have investment characteristics that are similar to our property and power operations.
We have significantly expanded the operations over the past two years with the formation of the Island Timberlands fund in western North America during 2005 and the Acadian Timber Income Fund in eastern North America early in 2006. Our goal is to continue to prudently invest additional capital in our timber operations when opportunities are available.
Western North America
We established the Island Timberlands fund in mid-2005 with the purchase of 633,000 acres of high quality private timberlands on the west coast of Canada. These assets are financed with $410 million of property specific debt. We own 50% of the fund and the balance is owned by institutional investors.
Timber operations performed in line with expectations and the prospects for 2007 are promising. Demand for high quality timber exported to the U.S. and Japan remains strong, although this was offset somewhat by adverse weather conditions in western Canada and the impact of the higher Canadian dollar on operating costs. The increase in operating cash flows over 2005 reflects a full twelve months of ownership compared to seven months in 2005 and gains realized on the sale of higher and better use lands.

16	Brookfield Asset Management – 2007 Annual Information Form

Eastern North America
In early 2006, we established the Acadian Timber Income Fund, a publicly listed income fund that acquired the 311,000 acres of private timberlands previously owned by us as well as a further 765,000 acres held by Fraser Papers. Acadian, in which we hold an approximate 30% interest, is managed by our timber management group and completed a C$85 million initial public offering during the first quarter of 2006. To date, performance has been in line with our initial expectations; however, the current weakness in the eastern North American forest product sector is likely to persist for the next several quarters. Operating cash flows during 2006 reflect the increased holdings within the fund and include a gain of $26 million realized on the formation of the fund.
Brazil
We hold 140,000 acres of timberlands located in the State of Paraná in Brazil and are actively pursuing acquisition opportunities to expand our timberland operations in this country, which benefit from rapid rates of growth for trees.
TRANSMISSION INFRASTRUCTURE
We have owned and managed transmission systems in northern Ontario for many years and acquired the largest electricity transmission company in Chile at the end of June 2006. We also made a non-controlling investment in a Brazilian transmission company during the fourth quarter of 2006, which we hope will lead to further opportunities. These operations generate stable rate-based cash flows that provide attractive long-term returns for us and our investment partners. We intend to further expand our transmission operations to serve the needs of the underserviced electrical infrastructure sector in our geographic markets.
North America
We own and operate an electrical transmission system in northern Ontario. As a regulated rate base business, the operations produce stable and predictable cash flows and provide attractive returns for future investment. During 2005 and 2006, we invested $64 million of capital to upgrade our system, thereby increasing its rate base. The increase in cash flow is due to the expanded rate base and impact of the higher Canadian dollar.
Chile
During the year we acquired the Transelec electricity transmission system in Chile for approximately $2.5 billion including working capital and $483 million of goodwill. We own 28% of the business and the balance is held by our institutional investment partners. The operating results were in line with expectations during our six months of ownership taking into consideration up-front integration costs.
Transelec’s assets serve as the backbone of the Chilean electrical distribution sector, with more than 8,000 kilometres of transmission lines and 51 substations that deliver electricity to approximately 99 percent of the Chilean population through various local distribution companies. The revenues of Transelec are predominantly governed by an attractive regulatory rate base agreement that provides for inflation adjusted returns and a substantial portion of the revenues are based in U.S. currency. We expect that the operations will generate approximately $200 million of annual net operating income in the near term prior to financing costs and taxes. Furthermore, any additional qualifying capital expenditures will be added to the rate base and earn a 10% return, which is also inflation adjusted.
Brazil
During the year we acquired a 20% interest in a Brazilian transmission company for $157 million.
SPECIALTY INVESTMENT FUNDS
We conduct bridge financing, real estate finance and restructuring activities through specialty investment funds. Although our primary industry focus is on property, power and long-life infrastructure assets, our mandates within our bridge finance and restructuring funds include other industries which have tangible assets and cash flows, and particularly where we have expertise as a result of previous investment experience. Our public securities operations manage funds with specific mandates to invest in public and private securities on behalf of institutional and retail investors.
Bridge Lending
We provide bridge loans to entities operating in industries where we have operating expertise, leveraging our 20-year history of offering tailored lending solutions to companies in need of short-term financing.

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Our net capital deployed increased from $268 million to $622 million year over year. We continued to be active in 2006, reviewing many financing opportunities and issuing funding commitments totalling $3.4 billion to 24 clients. Our portfolio at year end was comprised of 21 loans, and the largest single exposure at that date was $102 million. The portfolio has an average term of 26 months excluding extension privileges. We do not employ any direct financial leverage, although loans may be structured with senior and junior tranches, and are often subordinate to other debt in the borrower’s capital structure.
Operating cash flows, which represent the return on our capital and exclude management fees, increased during the year due to the higher level of invested capital during the year compared to 2005. Our average capital deployed during the year was $519 million compared with $264 million during 2005.
Real Estate Finance
Our real estate finance operations provide financing for the ownership of real estate properties on a primary or secondary basis in a form which is senior to traditional equity, but subordinate to traditional first mortgages or investment grade debt. Our investments typically represent financing at levels between 65% and 85% of the value of the property.
During 2006, we acquired loan positions with an aggregate principal balance of approximately $942 million. The portfolio continues to perform in line with expectations. We also sold our interests in CRIIMI MAE, a U.S. public mortgage REIT, during the first quarter of 2006, giving rise to a gain of $13 million, of which our share was $4 million. We maintain credit facilities that provide financing for these investments on a non-recourse basis, and we have also established two collateralized debt obligation vehicles. This debt funding represents $1.2 billion of low cost borrowings to finance the acquisition of mortgage loan participations, mezzanine loans, and CMBS. The credit facilities are short-term in nature. The collateralized debt obligation vehicles provide term financing for their respective portfolios of assets. This financing provides a stable, lower-risk source of funding that is intended to enhance investment returns. The quality and diversification of the portfolio enabled us to apply non-recourse leverage of 81% at year end.
During 2006, we completed the initial public offering of a mortgage REIT in the United States, managed by us, which generated a total of $560 million of equity capital from the IPO and initial private placement. Our $23 million investment in the Mortgage REIT is included in financial assets in our consolidated financial statements.
Restructuring
Our restructuring group, which operates under the name “Tricap”, invests long-term capital in companies facing financial or operational difficulties which have tangible assets and cash flows, and in particular in industries where we have expertise resulting from prior operating experience. Tricap benefits from our 30-year record of restructuring companies experiencing financial and operational difficulties.
We completed the investment phase of our first fund and recently formed our second restructuring fund, Tricap II, with initial committed capital of $659 million, including $260 million from ourselves. Our net invested capital in restructuring opportunities at year end was $377 million, significantly higher than the $82 million deployed at the end of 2005. The increase represents our initial investment in Stelco, additional capital invested in Western Forest Products Inc. (“Western”) to fund the acquisition of Cascadia Forest Products Inc. (“Cascadia”), which was previously reported within our Investments segments, and new investments for Tricap II.
Tricap completed the financial restructuring of Stelco, a major Canadian integrated steel company during 2006, which resulted in Tricap owning a 37% equity interest. We installed a new management team that has extensive experience in the steel industry and intend to benefit from the improved fundamentals and consolidation within this sector. We include our share of Stelco’s results together with equity accounted results from other Investments in our reconciliation between operating cash flow and net income.
Tricap also increased its equity interest of Western to 70% through a rights offering during the second quarter of 2006. Western continued to rationalize its operations, and during 2006, merged with Cascadia, another Vancouver Island lumber company that we previously acquired in connection with the purchase of private timberlands by our timber fund and was held in our Private Equity Investments. We have invested $51 million of capital in two new initiatives at year end through Tricap II.
Fixed Income and Real Estate Securities
We manage fixed income and real estate securities on behalf of our clients. We specialize in equities and fixed income securities including government, municipal and corporate bonds, and structured investments such as asset-backed, mortgage-backed and commercial mortgage-backed securities. Our clients include but are not limited to pension funds, insurance companies, foundations, mutual and other closed-end funds, and structured funds. For a number of our insurance clients, we also provide ancillary services including asset allocation and asset/liability management.

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We earn base management fees that vary from mandate to mandate, and earn performance returns in respect of certain mandates depending on investment results. We have a modest amount of capital invested in these operations which is included with Financial Assets together with the associated investment returns. Fee revenues, which are included in Asset Management Income, increased to $36 million in 2006 due primarily to growth in the underlying assets under management.
PRIVATE EQUITY INVESTMENTS
We own direct interests in a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature and dispose of more mature assets.
Forest Products
Norbord Inc.
We control 38% and own a net beneficial interest in approximately 24% or 34 million shares of Norbord Inc. (“Norbord”). We previously issued debentures exchangeable into 20 million Norbord shares that are recorded at the market value of the Norbord shares.
Norbord is an international producer of wood panels with operations in the United States, Canada and Europe. The company’s principal product is oriented strandboard. Norbord contributed $66 million of dividends to our cash flow during the current year resulting in a net contribution of $39 million after deducting exchangeable debenture interest. Norbord is traded on the Toronto Stock Exchange. Further information on Norbord is available through its web site at www.norbord.com.
Fraser Papers Inc.
We own approximately 14.4 million common shares of Fraser Papers, which represent a 49% equity interest in the company. Fraser Papers produces a wide range of specialty paper products from its operations which are located principally in Maine and New Brunswick. Fraser Papers is traded on the Toronto Stock Exchange. Further information on Fraser Papers is available through its web site at www.fraserpapers.com.
Privately Held
We acquired Katahdin Paper in connection with the purchase of power generation operations. Katahdin owns a 250,000 ton-per-year directory paper mill and a 180,000 ton-per-year super-calendered fine paper mill. These operations, located in Maine, were acquired out of bankruptcy in April 2003. Katahdin has faced a difficult operating environment over the past two years, which has resulted in losses and asset impairment charges. Subsequent to the end of the year, we entered into an agreement to sell these operations to 49%-owned Fraser Papers for proceeds of $50 million plus working capital, as well as an ongoing direct participation in a portion of Katahdin’s operations. Invested capital at the end of 2005 included our investment in Cascadia, a coastal British Columbia lumber producer. We merged Cascadia with Western, which is owned within our restructuring fund, during 2006.
Mining
Coal Lands
Brookfield owns the coal rights under approximately 475,000 acres of freehold lands in central Alberta. These lands supply approximately 11% of Alberta’s coal-fired power generation through the production of approximately 13 million tonnes of coal annually. Royalties from this production generate $5 million of operating cash flow and provide a stable source of income as they are free of crown royalties. In addition, we own a 3.5% net profit interest in 75 million tonnes of proven reserves, and 35 million tonnes of potential reserves of high quality metallurgical coal in British Columbia.
Business Services and Other
Insurance Operations
Our insurance operations are conducted through 80%-owned Imagine Insurance, a specialty reinsurance business which operates internationally; Hermitage Insurance, a property and casualty insurer which operates principally in the northeast United States; and Trisura, a surety company based in Toronto. We manage the securities portfolios of these companies, which total $1.5 billion and consist primarily of highly rated government and corporate bonds, through our public securities operations. Imagine is rated A- and A- (excellent) by Fitch and AM Best, respectively and Hermitage is rated B++ (good) by AM Best. We continue to explore a variety of options to surface the value of our insurance business, which could result in a reduced ownership interest in the future.

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Banco Brascan, S.A.
We currently own a 40% interest in Banco Brascan, which is a Brazilian investment bank based in Rio de Janeiro and São Paulo. The balance of the company is owned 40% by Mellon Financial Group and 20% by management. We have agreed to acquire an incremental 11% of Banco Brascan from management which we expect to complete in the first quarter of 2007. Banco Brascan advises, lends to and provides asset management services to domestic and foreign companies in Brazil.
Other Privately Held
During the year we agreed to sell to the Accor Group of France our interest in a joint venture with them that owns and manages the Accor Group hotel brands in Brazil, as well as a voucher services business. We received $200 million cash proceeds during the first quarter of 2007 and recorded a monetization gain of $126 million on the transaction. Other privately held investments include our investment in NBS Technologies Inc., which we privatized during the year. NBS provides secure identification solutions, financial transaction services and operates a commerce gateway that facilitates electronic payment processing. In 2005, we sold a tin mining operation in Brazil for a gain of $21 million.
Other Publicly Listed
Publicly listed business service investments include a controlling interest in MediSolution Ltd. MediSolution develops and manages medical human resources management software and systems for the health industry, primarily in Canada.
Privately Held Properties
We continue to hold several properties that do not form part of our other designated portfolios. These properties will be managed to maximize their value and will likely then be sold.
BUSINESS ENVIRONMENT AND RISKS
Brookfield’s operating performance is impacted by various factors that are specific to each of our operations as well as the specific sectors and geographic locations in which we operate. We are also impacted by macro-economic factors such as economic growth, changes in currency, inflation and interest rates, regulatory requirements and initiatives, and litigation and claims that arise in the normal course of business.
Our strategy is to invest in high quality long-life assets which generate sustainable streams of cash flow. While high quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.
The following is a review of certain risks that could adversely impact our financial condition, results of operation and the value of our common shares. Additional risks and uncertainties not previously known to the Corporation, or that the Corporation currently deems immaterial, may also impact our operations and financial results.
Execution of Strategy
Our strategy for building shareholder value is to acquire or develop high quality assets and businesses that generate sustainable and increasing cash flows on behalf of ourselves and co-investors, with the objective of achieving higher returns on invested capital and increasing asset management fees over the long term.
We consider effective capital allocation to be one of the most important components to achieving long-term investment success. As a result, we apply a rigorous approach towards the allocation of capital among our operations. Capital is invested only when the expected returns exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and upside potential and, if appropriate, strategic considerations in the establishment of new business activities.
The successful execution of a value investment strategy requires careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties experienced in a particular industry. Our diversified business base, liquidity and the sustainability of our cash flows provide important elements of strength in executing this strategy.
We endeavour to maintain an appropriate level of liquidity in order to invest on a value basis when attractive opportunities arise. Our approach to business entails adding assets to our existing businesses when the competition for assets is lowest, either due to

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depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will be able to acquire or develop additional high quality assets at attractive prices to supplement our growth. Conversely, overly favourable economic conditions can limit the number of attractive investment opportunities and thereby restrict our ability to increase assets under management and the related income streams. Competition from other well-capitalized investors may significantly increase the purchase price or prevent us from completing an acquisition. We may be unable to finance acquisitions on favourable terms, or newly acquired assets and businesses may fail to perform as expected. We may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations.
We develop property and power generation assets. In doing so, we must comply with extensive and complex regulations affecting the development process. These regulations impose on us additional costs and delays, which may adversely affect our business and results of operations. In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning and building standards. We must also comply with a variety of local, state and federal laws and regulations concerning the protection of health and the environment, including with respect to hazardous or toxic substances. These environmental laws sometimes result in delays, cause us to incur additional costs, or severely restrict development activity in environmentally sensitive regions or areas.
Our ability to successfully expand our asset management business is dependent on our reputation with our current and potential investment partners. We believe that our track record and recent investments, as well as adherence to operating principles that emphasize a constructive management culture, will enable us to continue to develop productive relationships with institutional investors. However, competition for institutional capital, particularly in the asset classes on which we focus, is intense. Although we seek to differentiate ourselves there is no assurance that we will be successful in doing so and this competition may reduce the margins of our asset management business and may decrease the extent of institutional investor involvement in our activities.
Our executive and other senior officers have a significant role in our success. Our ability to retain our management group or attract suitable replacements should any members of the management group leave is dependent on the competitive nature of the employment market. The loss of services from key members of the management group or a limitation in their availability could adversely impact our financial condition and cash flow. Further, such a loss could be negatively perceived in the capital markets. The conduct of our business and the execution of our growth strategy rely heavily on teamwork. Co-operation amongst our operations and our team-oriented management structure are essential to responding promptly to opportunities and challenges as they arise. We believe that our hiring and compensation practices encourage retention and teamwork.
We participate in joint ventures, partnerships, co-tenancies and funds affecting many of our assets and businesses. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners, co-venturers or co-tenants might at any time have economic or other business interests or goals. In addition, we do not have sole control of certain major decisions relating to these assets and businesses, including: decisions relating to the sale of the assets and businesses; refinancing; timing and amount of distributions of cash from such entities to the Corporation; and capital expenditures.
Some of our management arrangements permit our partners to terminate the management agreement in limited circumstances relating to enforcement of the managers’ obligations. In addition, the sale or transfer of interests in some of our entities is subject to rights of first refusal or first offer and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.
General Risks
We are exposed to the local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets and operate businesses. In general, a decline in economic conditions will result in downward pressure on our operating margins and asset values. We believe that the long life nature of our assets and, in many cases, the long-term nature of revenue contracts mitigates this risk to some degree.
Each segment of our business is subject to competition in varying degrees. This can result in downward pressure on revenues which can, in turn, reduce operating margins and thereby reduce operating cash flows and investment returns. In addition, competition

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could result in scarcity of inputs which can impact certain of our businesses through higher costs. We believe that the high quality and low operating costs of many of our assets and businesses provides some measure of protection in this regard.
A number of our long life assets are interest rate sensitive: an increase in long-term interest rates will, absent all else, tend to decrease the value of the assets. We mitigate this risk in part by financing many of these assets with long-term fixed rate debt, which will typically decrease in value as rates increase. In addition, we believe that many of the conditions that lead to higher interest rates, such as inflation, can also give rise to higher revenues from the assets which will, absent all else, tend to increase the value of the asset.
The trading price of our common shares in the open market cannot be predicted. The trading price could fluctuate significantly in response to factors such as: variations in our quarterly or annual operating results and financial condition; changes in government regulations affecting our business; the announcement of significant events by or our competitors; market conditions and events specific to the industries in which we operate; changes in general economic conditions; differences between our actual financial and operating results and those expected by investors and analysts; changes in analysts’ recommendations or projections; the depth and liquidity of the market for shares of our common shares; investor perception of our business and industry; investment restrictions; and our dividend policy. In addition, securities markets have experienced significant price and volume fluctuations in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the trading price of our common shares.
Financial and Liquidity Risks
We employ debt and other forms of leverage in the ordinary course of our business in order to enhance returns to shareholders and our co-investors. We attempt to match the profile of the leverage to the associated assets and accordingly fund shorter duration floating rate assets with shorter term floating rate debt and fund long-term fixed rate and equity like assets with long-term fi xed rate and equity capital. Most of the debt within our business has recourse only to the assets or subsidiary being financed and has no recourse to the Corporation.
Accordingly, we are subject to the risks associated with debt financing. These risks, including the following, may adversely affect our financial condition and results of operations: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses; we may not be able to refinance indebtedness on our assets at maturity due to company and market factors including: the estimated cash flow of our assets; the value of our assets; liquidity in the debt markets; financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favourable as the original terms of the related indebtedness. We structure our financing arrangements to mitigate these risks through the use of long-term debt and by diversifying our maturities over an extended period of time. We also strive to maintain adequate liquidity to refinance obligations if necessary.
The terms of our various credit agreements and other indebtedness require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations.
If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to dispose of one or more of our assets upon disadvantageous terms, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we pledge assets to secure payment of indebtedness and are unable to make required payments, the creditor could foreclose upon such asset or appoint a receiver to receive an assignment of the associated cash flows.
A large proportion of our capital is invested in physical assets such as office properties, hydroelectric power generating facilities and transmission systems which can be difficult to sell, especially if local market conditions are poor. Such illiquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, financial or operating difficulties of other owners resulting in distress sales could depress asset values in the markets in which we operate in times of illiquidity. These restrictions could reduce our ability to respond to changes in the performance of our investments and market conditions and could adversely affect our financial condition and results of operations.
We periodically enter into agreements that commit us to acquire assets or securities. In some cases we may enter into such agreements with the expectation that we will syndicate or assign all or a portion of our commitment to other investors prior to, at the same time as, or subsequent to the anticipated closing. We may be unable to complete this syndication or assignment which may increase the amount of capital that we are required to invest. These activities can have an adverse impact on our liquidity which may reduce our ability to pursue further acquisitions or meet other financial commitments.

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We enter into financing commitments in the normal course of business and, as a result, may be required to fund these. Although we do not typically do so, we from time to time guarantee the obligations of funds or other entities that we manage and/or invest in. If we are unable to fulfill any of these commitments this could result in damages being pursued against us or a loss of opportunity through default of contracts that are otherwise to our benefit.
Our business is impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. As a general policy, we endeavour to maintain balanced positions, although unmatched positions may be taken from time to time within predetermined limits. Our risk management and derivative financial instruments are more fully described in the notes to our Consolidated Financial Statements. We selectively utilize financial instruments to manage these exposures.
We have pursued and intend to continue to pursue growth opportunities in international markets and often invest in countries where the U.S. dollar is not the notional currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the foreign currency of one or more countries where we have a significant investment may have a material adverse effect on our results of operations and financial position. Although we attempt to maintain a hedged position with respect to the carrying value of net assets denominated in currencies other than the U.S. dollar, this is not always possible or economical to do. Even if we do so, the carrying value may not equal the economic value, meaning that any difference may not be hedged. In addition, the company receives certain cash flows that are denominated in foreign currencies that are not hedged. We mitigate adverse effects by borrowing under debt agreements denominated in foreign currencies and through the use of financial contracts, however, there can be no assurance that those attempts to mitigate foreign currency risk will be successful.
We typically finance assets that generate predictable long-term cash flows with long-term fixed rate debt in order to provide stability in cash flows and protect returns in the event of changes in interest rates. We also make use of fixed rate preferred equity financing as well as financial contracts to provide additional protection in this regard. Similarly, we typically finance shorter term floating rate assets with floating rate debt. Historically, the company and our subsidiaries have tended to maintain a net floating rate liability position because we believe that this results in lower financing costs over the long-term although in recent years we have maintained a net floating rate asset position given our view on interest rates.
As at December 31, 2006, our net floating rate asset position was $0.9 billion (2005 – liability of $0.8 billion). As a result, a 100 basis point increase in interest rates would increase operating cash flow by $9 million, or $0.02 per share. Our fixed-rate obligations at year end include a notional amount of $1.1 billion (2005 – $1.2 billion) which we are required to record at market value and any changes in value recorded as current income, with the result that a 10 basis point increase in long-term interest rates will result in a corresponding increase in income of $11 million before tax or $0.03 per share and vice versa, based on our year end positions. It is important for shareholders to keep in mind that these interest rate related revaluation gains or losses are offset by corresponding changes in values of the assets and cash flow streams that they relate to, which are not reflected in current income.
We selectively utilize credit default swaps and equity derivatives to hedge financial positions and may establish unhedged positions from time to time. These instruments are typically utilized as an alternative to purchasing or selling the underlying security when they are more effective from a capital employment perspective.
Core Office Properties
Our strategy is to invest in high quality core office properties as defined by the physical characteristics of the assets and, more importantly, the certainty of receiving rental payments from large corporate tenants which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.
Core office property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues is an effective mitigant to these risks.

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Our core office properties generate a relatively stable source of income from contractual tenant rent payments. We endeavour to stagger our lease expiry profile so that we are not faced with a disproportionate amount of space expiring in any one year. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. While we believe the outlook for commercial office rents is positive for both 2007 and in the longer term, it is possible that rental rates could decline or that renewals may not be achieved. We are, however, substantially protected against short-term market conditions, since most of our leases are long-term in nature. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure over time on overall occupancy levels and net effective rents.
Residential Properties
In our residential land development and home building operations, markets have been favourable over most of the past five years with strong demand for well located building lots, particularly in the United States, Alberta and Brazil. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions.
The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic conditions, such as consumer confidence, employment levels, availability of financing for homebuyers and interest rates due to their impact on home buyers’ decisions. Competition from rental properties and used homes may depress prices and reduce margins for the sale of new homes. Homebuilders are also subject to risks related to the availability and cost overruns. Furthermore, the market value of undeveloped land, buildable lots and housing inventories held by us can fluctuate significantly as a result of changing economic and real estate market conditions. If there are significant adverse changes in economic or real estate market conditions, we may have to sell homes at a loss or hold land in inventory longer than planned. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market. Our residential property operations may be particularly affected by changes in local market conditions in California, Virginia, Alberta and Brazil where we derive a large proportion of our residential property revenue.
Many of our customers finance their home acquisitions through lenders providing mortgage financing. Mortgage rates have recently been at or near their lowest levels in many years. Increases in mortgage rates or decreases in the availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs to potential homebuyers. Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their homes to potential buyers who need financing, which would result in reduced demand for new homes. As a result, rising mortgage rates could adversely affect our ability to sell new homes and the price at which we can sell them.
Power Generating Operations
Our strategy is to own primarily hydroelectric generating facilities, which have operating costs significantly below that of most competing forms of generation. As a result, we believe that there is a high level of assurance that we will be able to deliver power on a profitable basis. In addition, we sell most of our generation pursuant to contracts that protect us from variations in future prices. Nonetheless, we are subject to certain risks, the most significant of which are hydrology and price, but also include changes in regulation, risk of increased maintenance costs, dam failure and other disruptions.
The revenues generated by our power facilities are proportional to the amount of electricity generated, which is dependent upon available water flows. Although annual deviations from long-term average water flows can be significant, we strive to mitigate this risk by increasing the geographic diversification of our facilities which assists in balancing the impact of generation fluctuations in any one geographic region.
Demand for electricity varies with economic activity. Accordingly, an economic slowdown could have an adverse impact on prices. In addition, oversupply in our markets may result from excess generating capacity. Pricing risk is mitigated through fixed-price contracts and forward sales of electricity. Future pricing levels are dependent on economic and supply conditions and the terms on which of contracts are renewed. A portion of our power generation revenue is tied, either directly or indirectly, to the spot market price for electricity. Electricity price volatility could have a significant effect on our business, operating results, financial condition or prospects.
There is a risk of equipment failure due to, among other things, wear and tear, latent defect, design error or operator error which could adversely affect revenues and cash flows. Although the power systems have operated in accordance with expectations, there can be no assurance that they will continue to do so. In the future, our generation assets may require significant capital expenditures and operations could be exposed to unexpected increases in costs such as labour, water rents and taxes. Nevertheless, this risk is substantially mitigated by the proven nature of hydroelectric technology, the design of the plants, capital programs, adherence to

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prudent maintenance programs, comprehensive insurance and significant operational flexibility as a result of having generating units which can operate independently.
The operation of hydroelectric generating facilities and associated sales of electricity are regulated to varying degrees in most regions. Changes in regulation can affect the quantity of generation and the manner in which we produce it, which could impact revenues.
The occurrence of dam failures at any of our hydroelectric generating stations could result in a loss of generating capacity, and repairing such failures could require us to incur significant expenditures of capital and other resources. Such failures could result in us being exposed to liability for damages. There can be no assurance that our dam safety program will be able to detect potential dam failures prior to occurrence or eliminate all adverse consequences in the event of failure. Upgrading all dams to enable them to withstand all events could require us to incur significant expenditures of capital and other resources.
The occurrence of a significant event which disrupts the ability of our generation assets to produce or sell power for an extended period, including events which preclude existing customers from purchasing electricity, could have a material negative impact on the business. Our generation assets could be exposed to effects of severe weather conditions, natural disasters and potentially catastrophic events such as a major accident or incident at our generation facilities. In addition, many of our generation assets are located in remote areas which makes access for repair of damage difficult.
Timberlands
The financial performance of our timberland operations depends on the state of the lumber and pulp and paper industries. Decreases in the level of residential construction activity generally reduce demand for logs and wood products, resulting in lower revenues, profits and cash flows for lumber mills who are important customers to us. Depressed commodity prices of lumber, pulp or paper may cause mill operators to temporarily or permanently shut down their mills if their product prices fall to a level where mill operation would be uneconomic. Moreover, these operators may be required to temporarily suspend operations at one or more of their mills to bring production in line with market demand or in response to the market irregularities. Any of these circumstances could significantly reduce the amount of timber that such operators purchase from us.
Weather conditions, timber growth cycles, access limitations and regulatory requirements associated with forestry practices, sale of logs and environmental matters may restrict our harvesting, as may other factors, including damage by fire, insect infestation, disease, prolonged drought and other natural and man-made disasters. There can be no assurance that we will achieve harvest levels in the future necessary to maintain or increase revenues, earnings and cash flows. Although management believes it follows best practices with regard to forest sustainability and general forest management, there can be no assurance that our forest management planning, including silviculture, will have the intended result of ensuring that our asset base appreciates over time. If management’s estimates of merchantable inventory are incorrect, harvesting levels on our timberlands may result in depletion of our timber assets.
Transmission Infrastructure
Our transmission operations are subject to regulation. The regulated rates are designed to recover allowed costs, including debt financing costs, and permit earning a specified rate of return on assets or equity. Any changes in the rate structure for the transmission assets or any reallocation or redetermination allowed costs relating to the transmission assets could have a material adverse effect on our transmission revenues and operating margins.
Specialty Investment Funds
Our specialty funds operations are focussed on the ownership and management of securities and businesses that are supported by underlying tangible assets and cash flows. The principal risks in this business are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital.
Unfavourable economic conditions could have a significant impact on the value and liquidity of our investments and the level of investment income. Since most of our investments are in our areas of expertise and given that we strive to maintain adequate supplemental liquidity at all times, we believe that we are well positioned to assume ownership of and operate most of the assets and businesses that we finance. Furthermore, if this situation does arise, we typically acquire the assets at a discount to the underwritten value, which protects us from loss.

Brookfield Asset Management – 2007 Annual Information Form	25

Other Risks
As an owner and manager of real property, we are subject to various United States and Canadian federal, provincial, state and municipal laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties. We are also not aware of any material pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending threatened claims relating to environmental conditions at our properties. We have made and will continue to make the necessary capital expenditure for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or result of operation.
The ownership and operation of our assets carry varying degrees of inherent risk of liability related to worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to contravention of health, safety and environmental laws, licenses, permits and other approvals, and potential civil liability. Compliance with health, safety and environmental laws (and any future laws or amendments enacted) and the requirements of licenses, permits and other approvals will remain material to our business. We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental laws and to obtain and comply with licenses, permits and other approvals and to assess and manage our potential liability exposure. Nevertheless, from time to time it is possible that we may be unsuccessful in obtaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of, health, safety and environmental laws, licenses, permits or other approvals could have a significant impact on operations and/or result in additional material expenditures. As a consequence, no assurance can be given that additional environmental and workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures or result in fines, penalties or other consequences (including changes to operations) material to our business and operations.
Our core office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat, which could be heightened in the event that the United States continues to engage in armed conflict. This could have an adverse effect on our ability to lease office space in our portfolio. Each of these factors could have an adverse impact on our operating results and cash flows. Our core office property operations have insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. We continue to seek additional coverage equal to the full replacement cost of our assets; however, until this type of coverage becomes commercially available on a reasonably economic basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to Brookfield.
We carry various insurance coverages that provide comprehensive protection for first party and third party losses to our properties. These coverages contain policy specifications, limits and deductibles customarily carried for similar properties. We also self-insure a portion of certain of these risks. We believe all of our properties are adequately insured.
There are certain types of risks (generally of a catastrophic nature such as war or environmental contamination such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.
In the normal course of our operations, we become involved in various legal actions, typically involving claims relating to personal injuries, property damage, property taxes, land rights and contract disputes. We endeavour to maintain adequate provisions for outstanding or pending claims. The final outcome with respect to outstanding, pending or future actions cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. We believe that we are not currently involved in any litigation, claims or proceedings in which an adverse outcome would have a material adverse effect on our consolidated financial position or results.

26	Brookfield Asset Management – 2007 Annual Information Form

Ongoing changes to the physical climate in which we operate may have an impact on our business. In particular, changes in weather patterns may impact hydrology levels thereby influencing generation levels and power generation levels. Climate change may also give rise to changes in regulations and consumer sentiment that could impact other areas of our business.
The U.S. Investment Company Act of 1940 (the “Act”) requires the registration of any company which holds itself out to the public as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, the Act may also require the registration of a company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and which owns or proposes to acquire investment securities with a value of more than 40% of the company’s assets on an unconsolidated basis. We are not currently an investment company in accordance with the Act and we believe we can continue to arrange our business operations so as to avoid becoming an investment company within the meaning of the Act. If we were required to register as an investment company under the Act, we would, among other things, be restricted from engaging in certain businesses and issuing certain securities. In addition, certain of our contracts may become void.
There are many other laws and governmental regulations that apply to us, our assets and businesses. Changes in these laws and governmental regulations, or their interpretation by agencies or the courts, could occur. Further, economic and political factors, including civil unrest, governmental changes and restrictions on the ability to transfer capital across borders in the countries where we have invested can have a major impact on us as a global company.
A portion of the workforce in our operations is unionized and, if we are unable to negotiate acceptable contracts with any of our unions as existing agreements expire, we could experience a significant disruption of the affected operations, higher ongoing labour costs and restriction of our ability to maximize the efficiency of our operations, which could have an adverse effect on our operations and financial results.
DIRECTORS AND OFFICERS
The Corporation’s directors are elected annually and hold office until the next annual meeting of shareholders of the Corporation or until a successor is elected or appointed. As of the date of this Annual Information Form, the board has 16 directors. Particulars relating to each of the 16 directors nominated for election at this meeting are contained in the Corporation’s Management Information Circular dated March 20, 2007 on pages 6 to 9, which are incorporated herein by reference. A copy of this Circular can be obtained from the Corporation and is available on SEDAR at www.sedar.com.
Executive Officers of the Corporation
The names of the five senior executive officers of the Corporation, their location of residence, their current offices and their dates of appointment are shown in the following table:

		Current Office	Date of Appointment

J. Bruce Flatt	Toronto, Ontario, Canada	Managing Partner and Chief Executive Officer	2002
Brian D. Lawson	Toronto, Ontario, Canada	Managing Partner and Chief Financial Officer	2002
Jeffrey M. Blidner	Toronto, Ontario, Canada	Managing Partner	2003
George E. Myhal	Toronto, Ontario, Canada	Managing Partner	2003
Samuel J.B. Pollock	Oakville, Ontario, Canada	Managing Partner	2003

For those executive officers of the Corporation appointed to their current positions within the past five years, their prior positions during this period were as follows. Prior to their appointment as Managing Partners of the Corporation in 2003, Mr. Myhal was Chief Executive Officer of Brascan Financial and Messrs. Blidner, Myhal and Pollock held various other executive positions with Brascan Financial, positions which they continued to hold until the amalgamation of Brascan Financial with the Corporation in January 2005.
As at March 1, 2007, the directors and executive officers of the Corporation together owned, directly or indirectly, or exercised control or direction over 13,624,924 Class A Limited Voting Shares, representing approximately 3.5% of the Corporation’s issued and outstanding shares in this series. These ownership interests do not include the pro rata interests of related directors and other executive officers held beneficially through Partners Limited and BAM Investments Corp. None of the Corporation’s directors or executive officers own directly any of the Corporation’s Class B Limited Voting Shares.

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MARKET FOR SECURITIES
The Corporation’s publicly traded securities that are currently issued and outstanding as of the date of this Renewal Annual Information Form are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange

Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto

Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto

Preferred Securities
8.30% due 2051	BAM.PR.T	Toronto

Security Information on the trading prices and volumes for each of the above securities for each month of the calendar year ended December 31, 2006 is contained in Appendix A to this Annual Information Form.
RATINGS
We endeavour to arrange our affairs to maintain investment grade ratings and to improve them further over time. The credit ratings for the Corporation as at the date of this Annual Information Form were as follows:

	DBRS		Standard & Poor’s		Moody’s
	Rating	Outlook	Rating	Outlook	Rating	Outlook

Commercial paper	R-1 (low)	Stable	A-1 (low)	Stable	Not rated	Not rated
Senior notes and debentures	A (low)	Stable	A-	Stable	Baa3	Stable
Subordinated notes and debentures	BBB (high)	Stable	BBB	Stable	Not rated	Not rated
Preferred shares	Pfd-2 (low)	Stable	P-2	Stable	Not rated	Not rated

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each of the Corporation’s debt and preferred securities are rated by DBRS Limited (“DBRS”) and by Standard & Poor’s (“S&P”), and its senior notes and debentures are also rated by Moody’s Investor Service (“Moody’s”). The following is a brief description of each rating agency’s rating schedule.
DBRS rates commercial paper, long-term debt and preferred shares with ratings of “R-1”, “AAA” and “Pfd-1”, respectively, which represent the highest ratings, to “R-3”, “CCC” and “Pfd -5”, which represent the lowest, with “D” for issues in payment default. To show relative rankings with these rating categories, DBRS may modify them by the addition of “(high)” or “(low)”.
S&P rates commercial paper, long-term credit and preferred shares with ratings of “A-1”, “AAA” and “P-1”, respectively, which represent the highest ratings, to “C”, “CCC” and “P -5”, which represent the lowest, with “D” for issues in payment default. To show relative rankings with these rating categories, S&P may modify them by the addition of a plus “(+)” or minus “(-)”.

28	Brookfield Asset Management – 2007 Annual Information Form

DBRS and S&P further modify their ratings by indicating the stability of an assigned rating with terms such as “stable,” “positive” and “negative”.
Moody’s rates long-term obligations with ratings of “Aaa”, which represents the highest rating, to “C”, which represents the lowest. To show relative rankings with these rating categories, Moody’s may modify them by the addition of a “1”, “2” or “3” to indicate relatively higher, middle or lower ranking.
The ratings shown above for the Corporation’s debt and securities are not a recommendation to purchase, hold or sell the Corporation’s debt and securities and do not comment as to market price or suitability for a particular investor. There can be no assurance that the ratings shown above will remain in effect for any given period of time or that the ratings will not be revised or withdrawn in their entirety by any or all of DBRS, S&P or Moody’s in the future if, in their judgment, circumstances so warrant.
We also endeavour to ensure that our principal operations maintain investment grade ratings in order to provide continuous access to a wide range of financings and to enhance borrowing flexibility, a low cost of capital and access to various forms of financing unavailable to non-investment grade borrowers. The investment ratings of our publicly traded subsidiaries are presented in their Annual Information Forms, which are available on SEDAR at www.sedar.com.
DIVIDENDS AND DIVIDEND POLICY
Class A and Class B Limited Voting Shares
The declaration and payment of dividends on the Corporation’s Class A and Class B Limited Voting Shares are at the discretion of the Corporation’s board of directors. Dividends on the Class A and Class B Limited Voting Shares are paid quarterly, normally at the end of February, May, August and November of each year. The board of directors supports a stable and consistent dividend policy for these shares, and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share.
On April 3, 2007, the Corporation’s board of directors approved an increase to the quarterly dividends paid on its Class A and Class B Limited Voting Shares from US$0.16 to US$0.18, commencing with dividend payable on May 31, 2007.
On February 9, 2006, the Corporation’s board of directors approved an increase to the quarterly dividend paid on its Class A and Class B Limited Voting Shares from US$0.15 to US$0.24, expressed on a pre-split basis, commencing with the dividend paid on May 31, 2006. On a post-split basis reflecting the three-for-two stock split on April 27, 2006, this increased dividend was US$0.16. Increases to the quarterly dividends paid on these shares were approved in each of the three prior years, namely an increase from US$0.14 to US$0.15 in February 2005, an increase of C$0.25 to C$0.26 in February 2004, and an increase of C$0.24 to C$0.26 in February 2003. The quarterly dividends shown for these prior years are shown as declared, that is prior to the impact of the three-for-two stock splits in June 2004 and April 2006.
In April 2004, the Corporation’s board of directors decided to change the declaration currency for the dividend payable on its Class A and Class B Limited Voting Shares from Canadian to US funds, commencing with the dividend paid on August 31, 2004 of US$0.14 per share. Registered Canadian shareholders receive their dividends in Canadian funds, unless they elect otherwise. This declared dividend was also pro-rated to reflect the three-for-two stock split implemented in June 2004.
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Limited Voting Shares who are resident in Canada to receive their dividends in the form of newly issued Class A Limited Voting Shares. The price of the new shares is equal to the weighted average price at which board lots of Class A Limited Voting Shares have traded on the Toronto Stock Exchange during the five trading days immediately preceding the relevant dividend payment date. Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada to increase their investment in the Corporation free of commissions.
Preferred Shares and Securities
The declaration and payment of dividends on the Corporation’s preferred shares are at the discretion of the Corporation’s board of directors. Dividends on the Corporation’s Class A Preference Shares, Series 2, 4, 5, 7, 10, 11, 12, 13, 15 and 17 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Corporation’s Class A Preference Shares, Series 9 are paid quarterly, normally at the beginning of February, May, August and November.

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Dividends on the Corporation’s Class A Preference Shares, Series 8, 14 and 16 are paid monthly. Additional information on the dividends payable on the Corporation’s preferred shares is contained in Appendix B to this Annual Information Form.
The Corporation also pays interest quarterly on one series of unsecured junior subordinated debentures (“Preferred Securities”) which are traded publicly: the 8.30% Preferred Securities due June 30, 2051, which were issued in April 2002.
The following table summarizes the dividends paid per share and the interest paid per preferred security for each of the three years ended December 31, 2004, 2005 and 2006, on each class and series of securities of the Corporation that was outstanding at December 31, 2006, all expressed in United States dollars:

	Distribution per Security
	2006	2005	2004

Per Class A and Class B Limited Voting Share [1]	$0.58	$0.39	$0.36
Class A Preferred Shares
Series 2	0.88	0.63	0.54
Series 4 + Series 7	0.88	0.63	0.54
Series 5	0.82	0.58	0.50
Series 8	1.10	0.74	0.56
Series 9	1.25	1.16	1.08
Series 10	1.27	1.19	1.11
Series 11	1.22	1.14	1.06
Series 12	1.19	1.12	1.04
Series 13	0.88	0.63	—
Series 14	3.10	2.25	—
Series 15	1.00	0.65	—
Series 16	1.01	0.58	—
Series 17 [2]	0.12	—	—
Preferred Securities
Due 2050 [3]	1.85	1.73	1.61
Due 2051	1.84	1.71	1.60

1
Dividend amounts per Class A and Class B Limited Voting share for 2004 and 2003 have been adjusted retroactively to show the impact of the three-for-two Class A share splits on June 1, 2004 and on April 27, 2006.

2	Issued November 20, 2006. The dividend paid in 2006 in this series of shares was for the initial period issued on November 20, 2006 to December 31, 2006.

3	Redeemed January 31, 2007.
The Corporation’s Class A Preference Shares, Series 17 were issued on November 20, 2006. The Corporation commenced paying dividends on this series of shares on December 31, 2006.
The Corporation’s Class A Preference Shares, Series 13, 14, 15 and 16 were issued on December 31, 2004 in conjunction with the amalgamation of the Corporation with Brascan Financial. The Corporation commenced paying dividends on these series of shares in the first quarter of 2005.
The Corporation redeemed its 8.35% preferred securities due December 31, 2050 on January 2, 2006; its Class A Preference Shares, Series 3 on November 8, 2005; and its Class A Preference Shares, Series 1 on July 30, 2004.
Information relating to the dividends and dividend policies of the Corporation’s publicly traded subsidiaries can be found in their individual Annual Information Forms, which are available on SEDAR at www.sedar.com.
DESCRIPTION OF CAPITAL STRUCTURE
The following is a summary of the components of the Corporation’s share capital. Additional summary information on the terms and conditions attached to or affecting each class of the Corporation’s authorized securities is contained in Appendix B to this Annual Information Form. Reference should also be made to the articles of the Corporation for a complete description of all terms and conditions of our share capital. These articles are filed on SEDAR at www.sedar.com.

30	Brookfield Asset Management – 2007 Annual Information Form

The Corporation’s authorized share capital consists of:
•	an unlimited number of preference shares designated as Class A Preference Shares, issuable in series:

•	the first series, which consists of 23,391 Class A Preference Shares, Series 1;

•	the second series, which consists of 10,465,100 Class A Preference Shares, Series 2;

•	the third series, which consists of 2,000 Class A Preference Shares, Series 3;

•	the fourth series, which consists of 4,000,000 Class A Preference Shares, Series 4;

•	the fifth series, which consists of 2,600,000 Class A Preference Shares, Series 5;

•	the sixth series, which consists of 111,633 Class A Preference Shares, Series 6;

•	the seventh series, which consists of 4,000,000 Class A Preference Shares, Series 7;

•	the eighth series, which consists of 8,000,000 Class A Preference Shares, Series 8;

•	the ninth series, which consists of 8,000,000 Class A Preference Shares, Series 9;

•	the tenth series, which consists of 10,000,000 Class A Preference Shares, Series 10;

•	the eleventh series, which consists of 31,500,000 Class A Preference Shares, Series 11;

•	the twelfth series, which consists of 8,000,000 Class A Preference Shares, Series 12;

•	the thirteenth series, which consists of 9,999,000 Class A Preference Shares, Series 13;

•	the fourteenth series, which consists of 665,000 Class A Preference Shares, Series 14;

•	the fifteenth series, which consists of 4,000,000 Class A Preference Shares, Series 15;

•	the sixteenth series, which consists of 7,835,200 Class A Preference Shares, Series 16;

•	the seventeenth series, which consists of 8,000,000 Class A Preference Shares, Series 17;

•	an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, of which no series have been created or issued;

•	an unlimited number of Class A Limited Voting Shares; and

•	85,120 Class B Limited Voting Shares.
As at February 28, 2007 the following shares of the Corporation were issued and outstanding: nil Class A Preference Shares, Series 1; 10,465,100 Class A Preference Shares, Series 2; nil Class A Preference Shares, Series 3; 4,000,000 Class A Preference Shares, Series 4; 2,600,000 Class A Preference Shares, Series 5; nil Class A Preference Shares, Series 6; 4,000,000 Class A Preference Shares, Series 7; 1,805,948 Class A Preference Shares, Series 8; 6,194,052 Class A Preference Shares, Series 9; 10,000,000 Class A Preference Shares, Series 10; 4,032,401 Class A Preference Shares, Series 11; 7,000,000 Class A Preference Shares, Series 12; 9,999,000 Class A Preference Shares, Series 13; 665,000 Class A Preference Shares, Series 14; 4,000,000 Class A Preference Shares, Series 15; 7,810,200 Class A Preference Shares, Series 16; 8,000,000 Class A Preference Shares, Series 17; nil Class AA Preference Shares; 388,099,591 Class A Limited Voting Shares; and 85,120 Class B Limited Voting Shares.
The number of issued and outstanding Class A Limited Voting Shares shown above does not include 251,654,534 such shares held internally by subsidiaries of the Corporation arising from a prior amalgamation. These shares are not included in the number of shares issued and outstanding in this class for financial reporting purposes.

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TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Corporation is CIBC Mellon Trust Company at its principal office in Toronto, Ontario, Canada.
MATERIAL CONTRACTS
The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Corporation or any of its subsidiaries or their predecessors within the most recently completed financial year, or were entered into before the most recently completed financial year and are still in effect, or which are proposed to be entered into:
i)	The Trust Agreement referred to under “Principal Holders of Voting Shares” in the Corporation’s Management Information Circular, dated March 20, 2007.

ii)	Seventh Supplemental Indenture between the Corporation and Computershare Trust Company of Canada, dated June 14, 2005.
Copies of these documents have been filed on SEDAR as material contracts and are available at www.sedar.com.
INTERESTS OF EXPERTS
Deloitte & Touche LLP, the Corporation’s external auditor, is independent of the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.
AUDIT COMMITTEE INFORMATION
Responsibilities of the Audit Committee
The Corporation’s board of directors has established an Audit Committee with the responsibility for monitoring the Corporation’s systems and procedures for financial reporting, risk management and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Corporation’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the board of directors. The current Charter of the Audit Committee was reviewed and confirmed by the board on February 8, 2007 and is set out in full in Appendix C to this Annual information Form.
Composition of the Audit Committee
As at the date of this Annual Information Form, the Audit Committee was comprised of the following five directors: Jack M. Mintz, who is the Committee’s chairman, Marcel R. Coutu, William A. Dimma, James K. Gray and George S. Taylor. The Corporation’s board of directors has determined that all of these directors are independent. The Corporation’s board has determined that Messrs. Coutu and Mr. Taylor each qualify as an “audit committee financial expert”. Mr. Coutu has a Masters Degree in Business Administration and over 15 years experience in investment banking and corporate finance. He is currently President and Chief Executive Officer of Canadian Oil Sands Limited. Mr. Taylor is a Certified Management Accountant and has extensive financial and senior management experience with a public company as an executive of John Labatt Limited from 1977 to 1995. He is currently an audit committee member of a number of public companies and non-profit organizations and has chaired several audit committees during his business career. The Corporation’s board has also determined that all members of its Audit Committee are financially literate. The experience in this regard of Messrs. Coutu and Taylor is described above. Messrs. Dimma and Gray have extensive exposure to financial matters as executive officers, directors and audit committee members of public corporations. Mr. Mintz has had an extensive academic career in business economics and taxation and has served on the boards of audit committees of several public companies and non-profit organizations. Additional information on the members of the Audit Committee is contained in the Corporation’s Management Information Circular dated March 20, 2007.

32	Brookfield Asset Management – 2007 Annual Information Form

Principal Accountant Fees and Services
Deloitte and Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are the principal external auditors of the Corporation and its consolidated reporting issuer subsidiaries. The following table provides information about the aggregate fees billed to the Corporation and its consolidated subsidiaries for professional services rendered by Deloitte & Touche during 2006 and 2005:

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005

Audit fees	$11.4	$5.6
Audit-related fees	6.0	3.0
Tax fees	0.6	0.6
All other fees	0.4	0.3

Total	$18.4	$9.5

All Canadian dollar amounts included in the above totals have been converted to United States dollars at the exchange rate of US$1.00 to C$1.13, which was the average exchange rate during 2006.
Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.
Audit-Related Fees. Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: assistance in preparing for the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.
Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.
All Other Fees. All other fees include fees for translation, litigation and advisory support services.
Pre-Approval Policies and Procedures
The Audit Committee of the Corporation’s board of directors has adopted a policy regarding the provision of services by its external auditors, currently Deloitte & Touche. This policy requires audit committee pre-approval of all permitted audit, audit-related and non-audit services. It also specifies a number of services that may not be provided by the Corporation’s external auditors, including all services prohibited by law from being provided by the external auditors.
Under the policy, all permitted services to be provided by the external auditors must be pre-approved by the Audit Committee or a designated member of the Audit Committee. Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting. The pre-approval of services may be given at any time up to a year before commencement of the specified service.
The Audit Committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of the registrant in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from the registrant and its management, such subsidiary adopts pre-approval policies and procedures that are substantially similar to those of the registrant, and such subsidiary’s audit committee makes certain reports to the registrant’s audit committee.
Subject to the above mentioned policy, the Audit Committee may establish fee thresholds for a group of pre-approved services, provided that such fees will, when combined with all such fees that have not been specifically approved by the audit committee, aggregate less than 25% of the anticipated audit fees for the registrant and its subsidiaries for the same year. In such cases, the description of services must be sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve and (ii) the Audit Committee’s responsibilities are not delegated to management. All such services will be ratified at the next scheduled meeting of the Audit Committee, and upon such ratification will no longer be included in determining the aggregate fees covered by this limited approval.

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Of the fees reported in this Annual Information Form under the heading “Principal Accountant Fees and Services”, none of the fees billed by Deloitte & Touche were approved by the Audit Committee of the board of directors of the Corporation pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
ADDITIONAL INFORMATION
Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is set out in the Corporation’s Management Information Circular, dated March 20, 2007.
Additional financial information on the Corporation is provided in our Financial Statements and in Management’s Discussion and Analysis for the most recently completed financial year, which are contained in our 2006 Annual Report.
The Corporation’s most recent Management Information Circular and Annual Report, as well as other information on the Corporation may be found on SEDAR at www.sedar.com and on our web site www.brookfield.com.

34	Brookfield Asset Management – 2007 Annual Information Form

APPENDIX A
TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY-LISTED SECURITIES
The following sets out trading information for 2006 for the Corporation’s publicly traded securities outstanding as at December 31, 2006, all of which are listed on the Toronto Stock Exchange, based on information provided by the Toronto Stock Exchange. The Corporation’s Class A Limited Voting Shares are also listed on the New York Stock Exchange.
Class A Limited Voting Shares (TSX: BAM.A; NYSE: BAM)

	Price Per Share
Period	High	Low	Average	Volume Traded

2006	C$	C$	C$	#
December	57.09	53.33	55.44	12,744,263
November	55.07	49.14	52.80	9,255,592
October	51.14	47.74	49.52	8,950,031
September	51.60	48.10	49.60	11,483,697
August	50.93	45.64	48.33	8,405,251
July	49.00	43.79	46.40	8,430,878
June (a)	47.89	44.01	45.02	12,562,572
May	48.43	42.59	46.22	11,911,180
April (b)	47.89	45.01	46.08	12,167,355
March	43.83	40.00	42.15	11,205,954
February	43.67	38.93	41.55	16,989,034
January	41.07	37.01	39.15	15,099,487

(a)	Prior to June 12, 2006, the Corporation’s Class A Limited Voting Shares were listed on the Toronto Stock Exchange under the symbol BAM.LV.A.

(b)	All trading information prior to April 2006 has been adjusted to reflect the three-for-two stock split on April 27, 2006.
Class A Preference Shares, Series 2 (TSX: BAM.PR.B)

	Price Per Share
Period	High	Low	Average	Volume Traded

2006	C$	C$	C$	#
December	24.99	24.51	24.87	105,414
November	24.98	24.30	24.67	94,895
October	24.69	24.22	24.35	125,281
September	24.45	24.00	24.25	504,833
August	24.45	24.06	24.22	243,303
July	24.28	23.62	24.04	110,780
June	24.44	24.05	24.25	215,980
May	24.30	23.65	24.13	286,606
April	24.25	23.60	23.75	139,477
March	23.85	23.35	23.59	108,243
February	23.70	23.31	23.44	75,875
January	23.95	23.32	23.61	87,845

Brookfield Asset Management – 2007 Annual Information Form	A-1

Class A Preference Shares, Series 4 (TSX: BAM.PR.C)

	Price Per Share
Period	High	Low	Average	Volume Traded

2006	C$	C$	C$	#
December	24.95	24.70	24.89	34,301
November	24.99	24.43	24.57	184,736
October	24.60	24.28	24.40	60,782
September	24.57	24.01	24.26	56,799
August	24.70	24.10	24.22	133,636
July	24.35	23.96	24.08	87,122
June	24.48	24.05	24.31	74,404
May	24.65	23.75	23.93	206,710
April	23.90	23.62	23.72	431,667
March	23.90	23.40	23.64	214,154
February	23.85	23.30	23.52	378,947
January	23.75	23.30	23.57	34,127
Class A Preference Shares, Series 8 (TSX: BAM.PR.E)

	Price Per Share
Period	High	Low	Average	Volume Traded

2006	C$	C$	C$	#
December	25.48	25.28	25.38	400
November	25.71	25.16	25.37	7,900
October	25.74	25.00	25.14	8,000
September	25.76	25.05	25.27	7,700
August	25.65	25.20	25.31	2,700
July	25.50	25.05	25.15	4,075
June	25.00	24.90	24.91	3,300
May	25.40	24.75	24.91	12,300
April	25.89	25.00	25.45	3,970
March	25.69	24.80	24.90	55,861
February	25.00	24.27	24.68	12,700
January	25.00	24.16	24.73	51,700

A-2	Brookfield Asset Management – 2007 Annual Information Form

Class A Preference Shares, Series 9 (TSX: BAM.PR.G)

	Price Per Share
Period	High	Low	Average	Volume Traded

2006	C$	C$	C$	#
December	26.14	25.37	25.56	19,578
November	25.47	25.15	25.74	96,724
October	25.48	24.90	25.04	323,882
September	26.30	24.92	25.17	83,300
August	26.80	24.96	25.62	40,268
July	25.49	24.58	25.19	20,107
June	25.90	25.30	25.41	24,931
May	25.30	24.96	25.15	60,425
April	25.62	24.88	25.26	20,827
March	25.78	25.29	25.51	9,325
February	25.97	25.11	25.56	61,205
January	26.65	25.75	26.00	23,050
Class A Preference Shares, Series 10 (TSX: BAM.PR.H)

	Price Per Share
Period	High	Low	Average	Volume Traded

2006	C$	C$	C$	#
December	27.83	27.10	27.40	39,468
November	28.05	27.16	27.56	122,678
October	27.38	27.15	27.22	94,846
September	27.55	27.15	27.28	371,100
August	27.50	27.25	27.32	75,942
July	27.38	27.01	27.21	53,763
June	27.70	27.16	27.47	129,601
May	27.89	27.33	27.48	79,933
April	28.00	27.45	27.25	66,895
March	28.35	27.61	27.82	97,331
February	27.98	27.17	27.56	57,149
January	27.98	26.61	27.35	128,330

Brookfield Asset Management – 2007 Annual Information Form	A-3

Class A Preference Shares, Series 11 (TSX: BAM.PR.I)

	Price Per Share
Period	High	Low	Average	Volume Traded

2006	C$	C$	C$	#
December	28.08	27.08	27.45	83,703
November	27.87	27.41	27.50	32,986
October	27.67	27.31	27.40	17,726
September	27.99	27.30	27.45	32,526
August	27.45	26.82	27.22	24,657
July	27.65	26.50	27.21	43,190
June	27.69	26.45	27.19	71,020
May	27.74	26.25	27.09	45,669
April	27.79	26.30	27.38	33,517
March	28.07	27.36	27.60	23,311
February	28.08	26.99	27.58	49,770
January	27.79	26.45	27.32	80,301
Class A Preference Shares, Series 12 (TSX: BAM.PR.J)

	Price Per Share
Period	High	Low	Average	Volume Traded

2006	C$	C$	C$	#
December	28.70	28.20	28.41	74,234
November	28.51	27.94	28.15	63,308
October	28.07	27.86	27.94	76,065
September	28.24	27.64	27.80	84,755
August	28.65	27.03	27.36	82,521
July	27.58	26.72	27.33	95,443
June	27.97	26.96	27.47	119,692
May	27.97	27.21	27.49	89,067
April	28.31	27.32	27.67	189,855
March	28.60	27.60	28.09	77,047
February	28.97	28.15	28.43	126,934
January	28.99	28.15	28.44	129,627

A-4	Brookfield Asset Management – 2007 Annual Information Form

Class A Preference Shares, Series 13 (TSX: BAM.PR.K)

	Price Per Share
Period	High	Low	Average	Volume Traded

2006	C$	C$	C$	#
December	24.98	24.59	24.83	41,331
November	24.95	24.36	24.57	89,972
October	24.45	24.25	24.79	106,384
September	24.50	24.05	24.16	644,696
August	24.58	24.15	24.30	96,628
July	24.50	24.13	24.22	65,275
June	24.44	23.95	24.15	201,850
May	24.10	23.75	23.97	48,354
April	23.90	23.62	23.71	522,722
March	23.84	23.32	23.61	324,027
February	23.58	23.33	23.54	305,519
January	23.57	23.15	23.37	225,204
Class A Preference Shares, Series 14 (TSX: BAM.PR.L)
There were no trades of the Corporation’s Class A Preference Shares, Series 14 during 2006.
Class A Preference Shares, Series 17 (TSX: BAM.PR.M)
The Corporation’s Class A Preference Shares, Series 17 commenced trading on the Toronto Stock Exchange on November 20, 2006.

	Price Per Share
Period	High	Low	Average	Volume Traded

2006	C$	C$	C$	#
December	25.30	24.90	25.08	641,835
November	24.94	24.50	24.70	1,813,720

Brookfield Asset Management – 2007 Annual Information Form	A-5

Preferred Securities, Due 2051 (TSX: BAM.PR.T)

	Price Per Share
Period	High	Low	Average	Volume Traded

2006	C$	C$	C$	#
December	26.25	25.39	25.79	81,200
November	26.05	25.62	25.85	106,296
October	25.68	25.53	25.60	64,825
September	26.25	25.10	25.73	58.905
August	26.05	25.75	25.90	45,030
July	26.13	25.39	25.59	60,676
June	25.99	25.26	25.57	66,681
May	26.50	25.58	25.87	54,539
April	26.10	25.48	25.77	65,294
March	26.34	25.76	26.00	81,339
February	26.36	26.08	26.20	47,905
January	26.45	26.05	26.19	49,941

A-6	Brookfield Asset Management – 2007 Annual Information Form

APPENDIX B
SUMMARY OF TERMS AND CONDITIONS OF THE CORPORATION’S AUTHORIZED SECURITIES
Certain Provisions of the Class A Preference Shares as a Class
The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class.
Series
The Class A Preference Shares may be issued from time to time in one or more series. The board of directors of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.
Priority
The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Limited Voting Shares, the Class B Limited Voting Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Shareholder Approvals
The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.
Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.
Certain Provisions of the Class A Preference Shares, Series 1 as a Series
Dividends
The holders of the Class A Preference Shares, Series 1 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year, in an amount per share equal to C$25.00 multiplied by one-quarter of 65% of the average “Prime Rate” (as defined in the share conditions).
Redemption
Each of the Class A Preference Shares, Series 1 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.
Retraction
Subject to the restrictions imposed by applicable law, each of the Class A Preference Shares, Series 1 is retractable by the holder on any January 1, April 1, July 1 and October 1 at a price of C$25.00 per share together with all accrued and unpaid dividends to the applicable retraction date. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 1 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Brookfield Asset Management – 2007 Annual Information Form	B-1

Conversion
The holders of the Class A Preference Shares, Series 1 have the right at any time and from time to time, but effective on the next following January 1, April 1, July 1 or October 1 to convert any or all of the Class A Preference Shares, Series 1 held by them into Class A Preference Shares, Series 2 of the Corporation, on a one-for-one basis. Notice of conversion must be given by the holder to the transfer agent at least 15 days prior to the next following conversion date.
Voting
At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of Brascan if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 1 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
Restrictions on Dividends and Retirement of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 1:
(a)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 1) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 1;

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 1, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 1;

(c)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 1; or

(d)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 1;
     unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 1 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 1 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 1 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 1. Upon such payment, the holders of Class A Preference Shares, Series 1 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 2 as a Series
Dividends
The holders of the Class A Preference Shares, Series 2 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 70% of the average “Prime Rate” (as defined in the share conditions).

B-2	Brookfield Asset Management – 2007 Annual Information Form

Redemption
Each of the Class A Preference Shares, Series 2 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 2 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.
Voting
At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 2 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
Restrictions on Dividends and Retirement of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 2:
(a)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 2) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 2;

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 2, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 2;

(c)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 2; or

(d)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 2;
     unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 2 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 2 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Brookfield Asset Management – 2007 Annual Information Form	B-3

Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 2 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 2. Upon such payment, the holders of Class A Preference Shares, Series 2 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 3 as a Series
Dividends
The holders of the Class A Preference Shares, Series 3 are entitled to receive cumulative preferential cash dividends, accruing from the date of issue, as and when declared by the board of directors, on the Thursday following the second Wednesday of each month in each year in an amount equal to the product of (a) C$100,000, (b) a dividend rate determined by an auction of Class A Preference Shares, Series 3 conducted on the business day next preceding the commencement of each dividend period, and (c) the number of days in the dividend period, all divided by 365. The dividend rate is subject to a maximum dividend rate equal to the Bankers’ Acceptance Rate (as defined in the share conditions) in effect on the business day next preceding the commencement of the dividend period plus 0.40% and provided that if the Corporation fails to pay a dividend on the Class A Preference Shares, Series 3 (whether or not declared) or fails to redeem any Class A Preference Shares, Series 3 after giving notice to do so, dividends become payable at the said maximum dividend rate.
Redemption
Each of the Class A Preference Shares, Series 3 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$100,000 per share, provided that the Corporation may not redeem such shares unless the board of directors shall have declared a dividend on the Class A Preference Shares, Series 3 equal to all accrued and unpaid dividends thereon to the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 10 days prior to the date fixed for redemption.
Voting
At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 3 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
Restrictions on Dividends and Retirement of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 3:
(a)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 3) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 3;

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 3, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 3;

(c)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 3; or

(d)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Class A Preference Shares, Series 3;

B-4	Brookfield Asset Management – 2007 Annual Information Form

      unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 3 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 3 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall be payable, shall have been declared and paid or set apart for payment.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 3 will be entitled to payment of an amount equal to C$100,000 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 3. Upon such payment, the holders of Class A Preference Shares, Series 3 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 4 as a Series
Dividends
The holders of the Class A Preference Shares, Series 4 are entitled to receive cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 70% of the “Average Prime Rate” (as defined in the share conditions).
Redemption
Each of the Class A Preference Shares, Series 4 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 4 in the open market or by invitation for tenders at a price not exceeding C$25.00 plus accrued and unpaid dividends and costs of purchase.
Voting
At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 4 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 4 are paid, the holders of Class A Preference Shares, Series 4 shall be entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in respect of each Class A Preference Share, Series 4 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid and as provided by law, the holders of Class A Preference Shares, Series 4 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
Restrictions on Dividends and Retirement of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 4:
(a)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 4) on shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 4;

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 4, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 4;

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 4; or

(d)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 4;

Brookfield Asset Management – 2007 Annual Information Form	B-5

     unless, in each such case, all dividends then payable for the Class A Preference Shares, Series 4 then outstanding and on all other shares of the Corporation ranking as to dividends on parity with the Class A Preference Shares, Series 4 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 4 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 4. Upon such payment, the holders of Class A Preference Shares, Series 4 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 5 as a Series
Dividends
The holders of the Class A Preference Shares, Series 5 are entitled to receive cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 65% of the “Average Prime Rate” (as defined in the share conditions).
Redemption
Each of the Class A Preference Shares, Series 5 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 5 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.
Retraction
Subject to the restrictions imposed by applicable law, each of the Class A Preference Shares, Series 5 is retractable by the holder on any March 1, June 1, September 1 and December 1 at a price of C$25.00 together with all accrued and unpaid dividends thereon to but excluding the date of retraction. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.
Voting
At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 5 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 5 are paid, the holders of Class A Preference Shares, Series 5 shall be entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in respect of each Class A Preference Share, Series 5 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid and as permitted by law, the holders of Class A Preference Shares, Series 5 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
Restrictions on Dividends and Retirement of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 5:
(a)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 5) on shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 5;

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 5, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 5;

B-6	Brookfield Asset Management – 2007 Annual Information Form

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 5; or

(d)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 5;

      unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 5 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 5 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.
Creation or Issue of Additional Shares
The Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 5, create or issue any shares ranking as to capital or dividends prior to or on a parity with the Class A Preference Shares, Series 5, provided that the Corporation may without such approval issue additional series of Class A Preference Shares if all dividends then payable on the Class A Preference Shares, Series 5 then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 5 shall have been declared and paid or set apart for payment.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 5 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 5. Upon such payment, the holders of Class A Preference Shares, Series 5 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 6 as a Series
Dividends
The holders of the Class A Preference Shares, Series 6 are entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an aggregate annual amount equal to C$1.875 per share, being a rate of 7 1/2% per annum on the price of C$25.00 per share.
Redemption
Each of the Class A Preference Shares, Series 6 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to but excluding the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 6 through the facilities of a stock exchange on which the Class A Preferred Shares, Series 6 are listed, or in any other manner, at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.
Voting
At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 6 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 6 are paid, the holders of Class A Preference Shares, Series 6 shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders, but shall not be entitled to vote thereat except in the election of directors in which case the holders of Class A Preference Shares, Series 6 shall be entitled to one vote in respect of each Class A Preference Share, Series 6 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 6 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Brookfield Asset Management – 2007 Annual Information Form	B-7

Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 6:
(a)
declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 6 (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 6);

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 6, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 6;

(c)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class A Preference Shares, Series 6;

(d)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 6; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 6;
     unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Class A Preference Shares, Series 6 and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 6. The Corporation will not, without the prior approval of the holders of Class A Preference Shares, Series 6 issue any shares ranking as to dividends or capital prior to the Class A Preference Shares, Series 6.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 6 will be entitled to payment of an aggregate amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares of the Corporation ranking junior as to capital to the Class A Preference Shares, Series 6. Upon such payment, the holders of Class A Preference Shares, Series 6 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 7 as a Series
Dividends
The holders of the Class A Preference Shares, Series 7 are entitled to receive fixed cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to 8 1/2% per annum applied to the price of C$25.00 per share.
Redemption
Each of the Class A Preference Shares, Series 7 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 7 through the facilities of a stock exchange on which the Class A Preferred Shares, Series 7 are listed, or in any other manner, at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.
Right to Exchange
The holders of the Class A Preference Shares, Series 7 shall have the right (“Exchange Right”), on each date on which a closing (a “Closing”) occurs of:

B-8	Brookfield Asset Management – 2007 Annual Information Form

(a)
a distribution (a “Public Offering”) by the Corporation of its Class A Limited Voting Shares pursuant to a prospectus or other similar document (“prospectus”) fi led with any appropriate securities regulatory agency or stock exchange;

(b)	a rights offering (a “Rights Offering”) by the Corporation; or

(c)	a private placement (a “Private Placement”) by the Corporation;
      to exchange Class A Preference Shares, Series 7 held by them for up to a certain maximum aggregate number of Class A Limited Voting Shares at an exchange rate per Class A Preference Share, Series 7 which is A divided by B, where A is the price per Class A Limited Voting Share which would have been payable by the holder exercising the exchange right to acquire Class A Limited Voting Shares in connection with the Public Offering, Rights Offering or Private Placement and B is C$25.00.
Voting
At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 7 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 7 are paid, the holders of Class A Preference Shares, Series 7 shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders, but shall not be entitled to vote thereat except in the election of directors in which case the holders of Class A Preference Shares, Series 7 shall be entitled and to one vote in respect of each Class A Preference Share, Series 7 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid, the holders of Class A Preference Shares, Series 7 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 7:
(a)
declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 7 (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 7);

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 7, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 7;

(c)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 7; or

(d)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 7;
      unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Class A Preference Shares, Series 7 and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 7.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 7 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 7. Upon such payment, the holders of Class A Preference Shares, Series 7 will not be entitled to share in any future distribution of assets of the Corporation.

Brookfield Asset Management – 2007 Annual Information Form	B-9

Certain Provisions of the Class A Preference Shares, Series 8 as a Series
Dividends
The holders of the Class A Preference Shares, Series 8 are initially entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, to and including October 31, 2001, as and when declared by the board of directors, payable quarterly on the fi rst day of February, May, August and November in each year in an amount per share equal to 6.25% per annum applied to the price of C$25.00 per share, and thereafter are entitled to receive monthly floating cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors on the 12th day of each month in an amount per share equal to the product of C$25.00 per share and one-twelve of an annual floating dividend rate equal to between 50% and 100% of the Prime Rate, as provided in the share conditions.
Redemption
The Corporation may not redeem the Class A Preference Shares, Series 8 prior to November 1, 2001. Subject to applicable law and certain restrictions and to the rights, privileges, restrictions and conditions attaching to other shares of the Corporation, all, but not less than all, of the Class A Preference Shares, Series 8 are redeemable at the option of the Corporation on November 1, 2001 at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of redemption and after November 1, 2001 at a redemption price of C$25.50 together with all accrued and unpaid dividends thereon up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 8 in the open market or by private agreement or otherwise, at the lowest price obtainable, in the opinion of the board of directors, plus accrued and unpaid dividends and costs of purchase.
Conversion
Subject to certain restrictions, the holders of the Class A Preference Shares, Series 8 have the right, on November 1, 2001, and on November 1 in every fifth year thereafter, to convert any or all of the Class A Preference Shares, Series 8 held by them into Class A Preference Shares, Series 9 of Brascan, on a one-for one basis. A conversion of Class A Preference Shares, Series 8 into Class A Preference Shares Series 9 must be initiated not less than 14 days and not more than 45 days prior to a conversion date. Under certain circumstances, the Class A Preference Shares, Series 8 automatically convert into Class A Preference Shares, Series 9, on a one-for-one basis.
Voting
At any time that during the fixed rate period eight quarterly dividends, or during the floating rate period twenty-four monthly dividends, as applicable, whether or not consecutive, on the Class A Preference Shares, Series 8 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 8 are paid, the holders of Class A Preference Shares, Series 8 shall be entitled to receive notice of and to attend each meeting of shareholders which takes place more than 60 days after the date such failure first occurs and to one vote in respect of each Class A Preference Share, Series 8 held, voting, with respect to directors, with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 8 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 8:
(a)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 8) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 8;

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 8, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 8;

(c)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 8 then outstanding;

(d)
except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 8; or

B-10	Brookfield Asset Management – 2007 Annual Information Form

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 8;
     unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 8 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 8 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 8. Upon such payment, the holders of Class A Preference Shares, Series 8 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 9 as a Series
Dividends
The holders of the Class A Preference Shares, Series 9 are entitled to receive fixed cumulative preferred cash dividends, as and when declared by the board of directors, payable quarterly on the first day of February, May, August and November in each year, in an amount per share per annum equal to the product of C$25.00 and a percentage (which shall not be less than 80%) of the yield on certain Government of Canada bonds, as provided in the share conditions.
Redemption
The Corporation may not redeem the Class A Preference Shares, Series 9 on or prior to November 1, 2006. Subject to applicable law and certain restrictions and to the rights, privileges, restrictions and conditions attaching to any other shares of the Corporation, on November 1, 2006 and on November 1 in every fifth year thereafter, all, but not less than all, of the Class A Preference Shares, Series 9 are redeemable at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 9 in the open market or by private agreement, or otherwise, at the lowest price obtainable, in the opinion of the board of directors, plus accrued and unpaid dividends and costs of purchase.
Conversion
Subject to certain restrictions, the holders of the Class A Preference Shares, Series 9 have the right on November 1, 2006, and on November 1 in every fifth year thereafter, to convert any or all of the Class A Preference Shares, Series 9 held by them into Class A Preference Shares, Series 8 of the Corporation, on a one-for-one basis. A conversion of Class A Preference Shares, Series 9 into Class A Preference Shares, Series 8 must be initiated not less than 14 days and not more than 45 days prior to a conversion date. Under certain circumstances, the Class A Preference Shares, Series 9 automatically convert into Class A Preference Shares, Series 8, on a one-for-one basis.
Voting
At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 9 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 9 are paid, the holders of Class A Preference Shares, Series 9 shall be entitled to receive notice of and to attend each meeting of shareholders which takes place more than 60 days after the date of such failure first occurs and to one vote in respect of each Class A Preference Share, Series 9 held, voting, with respect to directors, with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 9 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 9:
(a)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 9) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 9;

Brookfield Asset Management – 2007 Annual Information Form	B-11

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 9, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 9;

(c)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 9 then outstanding;

(d)
except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 9; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 9;
      unless in each such case, all dividends on outstanding Class A Preference Shares, Series 9 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 9 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 9. Upon such payment, the holders of Class A Preference Shares, Series 9 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 10 as a Series
Dividends
The holders of the Class A Preference Shares, Series 10 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount equal to C$1.4375 per share per annum, accruing daily from the date of issue, payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class A Preference Shares, Series 10 are not redeemable on or prior to September 30, 2008. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series–Restrictions on Dividends and Retirement and Issue of Shares” the Corporation may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before September 30, 2009, of C$25.50 if redeemed on or after September 30, 2009 but before September 30, 2010, of $25.25 if redeemed on or after September 30, 2010 but before September 30, 2011, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends up to but excluding the date fixed for redemption.
Conversion at the Option of the Corporation
The Class A Preference Shares, Series 10 are not convertible at the option of the Corporation prior to September 30, 2008. On or after this date, the Corporation may, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 10) by dividing the then applicable redemption price, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (the “Current Market Price”). Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10, but in lieu thereof the Corporation will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of the Corporation described below, on and after March 31, 2012, each Class A Preference Share, Series 10 is be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined by dividing C$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10, but in lieu thereof the Corporation will make cash payments.

B-12	Brookfield Asset Management – 2007 Annual Information Form

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 10 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 10 to sell on the first business day after the date fi xed for conversion all or any part of such Class A Preference Shares, Series 10 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 10 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase. The Class A Preference Shares, Series 10 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 10 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.
Voting
The holders of the Class A Preference Shares, Series 10 are not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of the holders of Class A Preference Shares, Series 10 as a series) entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 10, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 10 are entitled to receive notice of and to attend each meeting of the Corporation’s shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class A Preference Share, Series 10 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 10 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect).
Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 10:
(a)
declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 10) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 10;

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 10, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 10;

(c)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Class A Preference Shares, Series 10 then outstanding;

(d)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 10; or

(e)	issue any additional Class A Preference Shares, Series 10 or any shares ranking as to dividends or return of capital prior to or on a parity with the Class A Preference Shares, Series 10;
      unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 10 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 10 with respect to the payment of dividends have been declared paid or set apart for payment.

Brookfield Asset Management – 2007 Annual Information Form	B-13

Liquidation, Dissolution and Winding-Up
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 10 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for payment, before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 10. The holders of the Class A Preference Shares, Series 10 will not be entitled to share in any further distribution of the assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 11 as a Series
Dividends
The holders of the Class A Preference Shares, Series 11 are entitled to receive fixed non-cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount per share per annum equal to C$1.375, accruing daily from the date of issue payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class A Preference Shares, Series 11 are not redeemable before June 30, 2009. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 11, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before June 30, 2010, of C$25.50 if redeemed on or after June 30, 2010 but before June 30, 2011, of C$25.25 if redeemed on or after June 30, 2011, but before June 30, 2012, and of C$25.00 thereafter, in each case together with, all declared and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).
Conversion at the Option of the Corporation
The Class A Preference Shares, Series 11 are not convertible at the option of the Corporation prior to June 30, 2009. On or after this date, the Corporation may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 11 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 11) by dividing the then applicable redemption price, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 11, but in lieu thereof the Corporation will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and to the rights of the Corporation described below, on or after December 31, 2013, each Class A Preference Share, Series 11 is convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 11) by dividing C$25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 11, but in lieu thereof the Corporation will make cash payments.
The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 11 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 11 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 11 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 11 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 11 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

B-14	Brookfield Asset Management – 2007 Annual Information Form

Purchase for Cancellation
Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 11 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.
Voting
The holders of the Class A Preference Shares, Series 11 are not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 11 as a series) entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 11, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, until such time as the Corporation pays the whole amount of a quarterly dividend, the holders of the Class A Preference Shares, Series 11 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Shares, Series 11 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 11 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). The voting rights of the holders of the Class A Preference Shares, Series 11 shall forthwith cease upon payment by the Corporation of the whole amount of a quarterly dividend on the Class A Preference Shares, Series 11 subsequent to the time such voting rights first arose.
Restrictions on Dividends and Retirement and Issue of Shares
So long as any of the Class A Preference Shares, Series 11 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 11:
(a)
declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 11) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 11;

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 11, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 11;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class A Preference Shares, Series 11 then outstanding;

(d)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 11; or

(e)
issue any additional Class A Preference Shares, Series 11 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 11;

      unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 11 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 11 with respect to the payment of dividends have been declared paid or set apart for payment.

Brookfield Asset Management – 2007 Annual Information Form	B-15

Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 11 will be entitled to receive C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 11. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 11 will not be entitled to share in any further distribution of the assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 12 as a Series
Dividends
The holders of the Class A Preference Shares, Series 12 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount per share per annum equal to C$1.35, accruing daily from the date of issue payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class A Preference Shares, Series 12 are not redeemable before March 31, 2014. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 12, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before March 31, 2015 of C$25.75 if redeemed on or after March 31, 2015 but before March 31, 2016, of C$25.50 if redeemed on or after March 31, 2016 but before March 31, 2017, of C$25.25 if redeemed on or after March 31, 2017, but before March 31, 2018, and of C$25.00 thereafter, in each case together with, all declared and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).
Conversion at the Option of the Corporation
The Class A Preference Shares, Series 12 are not convertible at the option of the Corporation prior to March 31, 2014. On or after this date, the Corporation may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 12 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 12) by dividing the then applicable redemption price, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 12, but in lieu thereof the Corporation will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and to the rights of the Corporation described below, on or after March 31, 2018, each Class A Preference Share, Series 12 is convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 12) by dividing C$25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 12, but in lieu thereof the Corporation will make cash payments.
The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 12 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 12 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 12 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 12 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 12 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

B-16	Brookfield Asset Management – 2007 Annual Information Form

Purchase for Cancellation
Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 12 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.
Voting
The holders of the Class A Preference Shares, Series 12 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 12 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 12, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, until such time as the Corporation pays the whole amount of a quarterly dividend, the holders of the Class A Preference Shares, Series 12 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Shares, Series 12 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 12 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Upon payment of the entire amount of all Class A Preference Shares, Series 12 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 12 shall forthwith cease.
Restrictions on Dividends and Retirement and Issue of Shares
So long as any of the Class A Preference Shares, Series 12 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 12:
(a)
declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 12) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 12;

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 12, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 12;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class A Preference Shares, Series 12 then outstanding;

(d)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 12; or

(e)
issue any additional Class A Preference Shares, Series 12 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 12;

      unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 12 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 12 with respect to the payment of dividends have been declared paid or set apart for payment.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 12 will be entitled to receive C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 12. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 12 will not be entitled to share in any further distribution of the assets of the Corporation.

Brookfield Asset Management – 2007 Annual Information Form	B-17

Certain Provisions of the Class A Preference Shares, Series 13 as a Series
Dividends
The holders of the Class A Preference Shares, Series 13 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one quarter of 70% of the “Average Prime Rate” (as defined in the share conditions).
Redemption
Each of the Class A Preference Shares, Series 13 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 13 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and reasonable costs of purchase.
Voting
At any time the Corporation fails to pay in the aggregate eight quarterly dividends on the Class A Preference Shares, Series 13 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 13 are paid, the holders of the Corporation Class A Preference Shares, Series 13 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meeting of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat, except in the election of directors in which case the holders of the Class A Preference Shares, Series 13 shall be entitled to one vote per share (provided that holders of the Series 13 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 13 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 13 will have one vote.
Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 13:
(a)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 13) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 13; pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 13) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 13;

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 13, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 13;

(c)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 13;

(d)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 13; or

(e)	issue any additional Class A Preference Shares, Series 13 or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 13;
      unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 13 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 13 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

B-18	Brookfield Asset Management – 2007 Annual Information Form

Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 13 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 13. Upon such payment, the holders of Class A Preference Shares, Series 13 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 14 as a Series
Dividends
The holders of the Class A Preference Shares, Series 14 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable monthly in respect of each calendar month in an amount per share equal to C$100.00 multiplied by one twelfth of 63% of the “Average Prime Rate” (as defined in the share conditions).
Redemption
Each of the Class A Preference Shares, Series 14 is redeemable on any March 1, June 1, September 1 and December 1 in whole or in part from time to time at the option of the Corporation at a redemption price of C$100.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.
Retraction
Subject to the restrictions imposed by applicable law, each of the Class A, Preference Shares, Series 14 is retractable by the holder on any March 1, June 1, September 1 and December 1 at a price of C$100.00 per share together with all accrued and unpaid dividends to the applicable retraction date. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed fro retraction.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 14 in the open market or by invitation for tenders at a price not exceeding C$100.00 per share plus accrued and unpaid dividends thereon.
Voting
At any time the Corporation fails to pay in the aggregate 24 monthly dividends on the Class A Preference Shares, Series 14 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 14 are paid, the holders of Class A Preference Shares, Series 14 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Class A Preference Shares, Series 14 shall be entitled to four votes in respect of each C$100.00 of the issue price of the Class A Preference Shares, Series 14 held. Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 14 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting (provided that holders of the Series 14 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors).
At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 14 will have four votes.
Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 14:
(a)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 14) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 14;

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 14, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 14;

(c)	except pursuant to the retraction privilege attaching thereto, redeem or call for redemption or purchase or otherwise

Brookfield Asset Management – 2007 Annual Information Form	B-19

reduce or make any return of capital in respect of less than all the Class A Preference Shares, Series 14;

(d)
pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 14; or

(e)	issue any additional Class A Preference Shares, Series 14 or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 14;
     unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 14 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 14 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 14 will be entitled to payment of an amount equal to C$100.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 14. Upon such payment, the holders of Class A Preference Shares, Series 14 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 15 as a Series
Dividends
The holders of the Class A Preference Shares, Series 15 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by the rate determined by negotiation, bid or auction. If the amount is not determinable by negotiation, bid or auction, it shall be the Bankers’ Acceptable Rate (defined in the share conditions) plus 0.40%.
Redemption
Each of the Class A Preference Shares, Series 15 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 15 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and reasonable costs of purchase.
Voting
At any time the Corporation fails to pay in the aggregate dividends for 24 months on the Class A Preference Shares, Series 15 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 15 are paid, the holders of Class A Preference Shares, Series 15 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Class A Preference Shares, Series 15 shall be entitled to one vote per share (provided that holders of the Series 15 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 15 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 15 will have one vote.

B-20	Brookfield Asset Management – 2007 Annual Information Form

Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 15:
(a)
pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 15) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 15;

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 15, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 15;

(c)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 15;

(d)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class A Preference Shares, Series 15; or

(e)	issue any additional Class A Preference Shares, Series 15 or any shares ranking as dividends or capital on a parity with the Class A Preference Shares, Series 15;
      unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 15 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 15 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 15 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 15. Upon such payment, the holders of Class A Preference Shares, Series 15 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 16 as a Series
Dividends
The holders of the Class A Preference Shares, Series 16 are entitled to receive annual floating rate cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable monthly in respect of each calendar month, equal to 75% of the “Prime Rate” (as defined in the share conditions). The dividend rate will be adjusted upwards or downwards on a monthly basis whenever the inferred trading price of the Class A Preference Shares, Series 16 (as determined by the Corporation’s management based on the trading price of the Class A Preference Shares, Series 8) is C$24.875 or less, or C$25.125 or more, respectively. The maximum monthly adjustment for changes will be 4% of the Prime Rate, subject to a floor of 50% of the Prime Rate and a ceiling of 150% of the Prime Rate.
Redemption
Each of the Class A Preference Shares, Series 16 is redeemable at any time in whole from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 16 in the open market or by private agreement or otherwise, at the lowest price obtainable, in the opinion of the board of directors of the Corporation plus accrued and unpaid dividends and reasonable costs of purchase.
Voting
At any time that the Corporation fails to pay in the aggregate dividends for 24 months on the Class A Preference Shares, Series 16 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 16 are paid, the holders of Class A Preference Shares, Series 16 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation which takes place more than 60 days after the date such failure first occurs and to one vote for each Class A Preference Share,

Brookfield Asset Management – 2007 Annual Information Form	B-21

Series 16 held (provided that holders of the Series 16 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of 1/2 of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 16 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 16 will have one vote.
Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 16:
(a)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 16) on shares of the Corporation ranking junior as to dividends to the Class A Preference Shares, Series 16;

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 16, redeem or call for redemption, purchase or otherwise retire or make any capital distribution on or in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 16;

(c)
except pursuant to any purchase obligation, retraction privilege or mandatory redemption provisions attaching thereto, redeem, purchase or otherwise retire any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 16;

(d)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 16 then outstanding; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 16;
     unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 16 then outstanding accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class Preference Shares, Series 16 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 16. Upon such payment, the holders of Class A Preference Shares, Series 16 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 17 as a Series
Dividends
The holders of Class A Preference Shares, Series 17 will be entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, at a rate of C$0.296875 per share per quarter, to accrue from the date of original issue, payable quarterly on the last day of December, March, June and September of each year.
Redemption
The Class A Preference Shares, Series 17 will not be redeemable by the Corporation prior to December 31, 2011. On and after December 31, 2011, the Corporation may, at its option upon not less than 30 days and not more than 60 days prior notice, redeem for cash the Class A Preference Shares, Series 17, in whole at any time or in part from time to time, at C$26.00 per share if redeemed before December 31, 2012, C$25.75 per share if redeemed on or after December 31, 2012 but before December 31, 2013, at C$25.50 per share if redeemed on or after December 31, 2013, but before December 31, 2014, at C$25.25 per share if redeemed on or after December 31, 2014, but before December 31, 2015 and at C$25.00 per share if redeemed on or after December 31, 2015, in each case, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).
If less than all of the outstanding Class A Preference Shares, Series 17 are at any time to be redeemed, the shares will be redeemed on a pro rata basis.

B-22	Brookfield Asset Management – 2007 Annual Information Form

Conversion
The Corporation may at any time give the holders of Class A Preference Shares, Series 17 the right, at their option, to convert such shares into a further series of preferred shares designated by the Corporation.
The Class A Preference Shares, Series 17 will not be convertible by the Corporation prior to December 31, 2011. On and after December 31, 2011 and subject to approval of the TSX, the Corporation may, at its option, upon not less than 30 days and not more than 60 days prior notice, convert, in whole at any time or in part from time to time, the outstanding Class A Preference Shares, Series 17 into Class A Limited Voting Shares of the Corporation. The number of Class A Limited Voting Shares into which each Class A Preference Share, Series 17 may be so converted will be determined by dividing the then applicable redemption price together with all accrued and unpaid dividends to but excluding the date of conversion, by the greater of C$2.00 and 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 17 but in lieu thereof the Corporation will make cash payments.
Purchase for Cancellation
Subject to applicable law and to the provisions described under “– Restrictions on Dividends and Retirement and Issue of Shares’’ below, the Corporation may at any time purchase for cancellation the whole or any part of the Class A Preference Shares, Series 17 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.
Rights on Liquidation
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 17 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 17. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 17 will not be entitled to share in any further distribution of the assets of the Corporation.
Restrictions on Dividends and Retirement and Issue of Shares
So long as any of the Class A Preference Shares, Series 17 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 17:
(a) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 17) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 17;
(b) except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 17, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 17;
(c) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 17; or
(d) issue any additional Class A Preference Shares, Series 17 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 17;
unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 17 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 17 with respect to the payment of dividends have been declared and paid or set apart for payment.
Shareholder Approvals
In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 17 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 17 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 17 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 17 then present would form the necessary quorum. At any meeting of holders of Class A Preference

Brookfield Asset Management – 2007 Annual Information Form	B-23

Shares, Series 17 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 17 held.
Voting Rights
The holders of the Class A Preference Shares, Series 17 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 17 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 17, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 17 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Share, Series 17 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 17 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears). Upon payment of the entire amount of all Class A Preference Share, Series 17 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 17 shall forthwith cease.
Certain Provisions of the Class A Limited Voting Shares and the Class B Limited Voting Shares
The following is a summary of certain provisions attaching to or affecting the common equity of the Corporation, consisting of the Class A Limited Voting Shares (into which the Class A Preference Shares, Series 12 may be converted) and the Class B Limited Voting Shares. The attributes of the Class A Limited Voting Shares and the Class B Limited Voting Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.
The sole holder of the Class B Limited Voting Shares of the Corporation is a party to a trust agreement with Computershare Trust Corporation of Canada (formerly, Montreal Trust Corporation of Canada) (as trustee for the holders of the Corporation’s Class A Limited Voting Shares) dated August 1, 1997. The trust agreement provides, among other things, that that holder agrees not to sell any Class B Limited Voting Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Limited Voting Shares. The concurrent offer must be: (i) for the same percentage of Class A Limited Voting Shares as the percentage of Class B Limited Voting Shares offered to be purchased from that holder; and (ii) the same in all material respects as the offer for the Class B Limited Voting Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Limited Voting Shares at a price per share less than 115% of the market price of Class A Limited Voting Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Limited Voting Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holders’ outstanding shares as a result of the transaction.
Priority
Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the board of directors of the Corporation) and the return of capital on the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Voting Rights
Except as set out below under “Election of Directors”, each holder of Class A Limited Voting Shares and Class B Limited Voting Shares is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be.

B-24	Brookfield Asset Management – 2007 Annual Information Form

Election of Directors
In the election of directors, holders of Class A Limited Voting Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the board of directors of the Corporation, provided that if the holders of Class A Preference Shares, Series 1, Series 2 or Series 3 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Limited Voting Shares, together, in certain circumstances with the holders of certain series of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 1, Series 2 and Series 3. Holders of Class B Limited Voting Shares are entitled to elect the other one-half of the board of directors of the Corporation.
Other Provisions Regarding the Share Capital of the Corporation
The Corporation’s articles provide that each holder of shares of a class or series of shares of the Corporation entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

Brookfield Asset Management – 2007 Annual Information Form	B-25

APPENDIX C
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF THE CORPORATION
A committee of the board of directors of the Corporation to be known as the Audit Committee (the “Committee”) shall have the following terms of reference.
MEMBERSHIP AND CHAIRPERSON
Following each annual meeting of shareholders, the board of directors of the Corporation (the “board”) shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.
The Members will be selected by the board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than two other public company audit committees, except with the prior approval of the board.
The board shall appoint one Member as the chairperson of the Committee. If the chairperson is absent from a meeting, the Members shall select a chairperson from those in attendance to act as chairperson of the meeting.
RESPONSIBILITIES
The Committee shall:
a)
oversee the work of the Corporation’s external auditor (the “auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

b)
review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and nominate the auditor for appointment or re-appointment by the shareholders;

c)	where appropriate, terminate the auditor;

d)
when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

e)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

f)	at least annually, obtain and review a report by the auditor describing:
(i)	the auditor’s internal quality-control procedures; and

(ii)
any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability board or the Public Company Accounting Oversight board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

g)
at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight board; and, confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

h)	review and evaluate the lead partner of the auditor;

i)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor firm;

Brookfield Asset Management – 2007 Annual Information Form	C-1

j)
meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the auditor and management;

(iii)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the auditor has received the full co-operation of management of the Corporation;

(vi)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation;

(ix)
all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(x)
any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

(xi)	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to the United States Securities Exchange Act of 1934;
k)
pre-approve or approve, if permitted by law, the appointment of the auditor to provide any audit service or non-prohibited non-audit service and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-prohibited non-audit services by the auditor. The Committee may delegate this responsibility to one or more Members to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Committee responsibilities to management and must be reported to the full Committee at its next scheduled meeting;

l)	resolve any disagreements between management and the auditor regarding financial reporting;

m)	review, and, where appropriate, recommend for approval by the board, the following:
(i)	audited annual financial statements, in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statement; and

(v)
all other audited or unaudited financial information contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

n)
discuss earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

o)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements;

p)
review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses

C-2	Brookfield Asset Management – 2007 Annual Information Form

in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

q)
review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

r)
review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

s)
meet privately with the person responsible for the Corporation’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

t)
review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor; review the appointment and replacement of the person in charge of the Corporation’s internal audit and review the significant reports to management prepared by the internal auditor and management’s responses;

u)
review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

v)	review periodically, the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

w)	review periodically, the status of taxation matters of the Corporation;

x)	set clear policies for hiring partners and employees and former partners and employees of the external auditor;

y)
review, with legal counsel where required, such litigation, claims, tax assessments, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Corporation;

z)	review periodically the Corporation’s susceptibility to fraud and oversee management’s processes for identifying and managing the risks of fraud; and

aa)	consider other matters of a financial nature as directed by the board.
REPORTING
The Committee will regularly report to the board on:
a)	the auditor’s independence;

b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

c)	the performance of the internal audit function department;

d)	the adequacy of the Corporation’s internal controls and disclosure controls;

e)
its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

f)
its review of any other public disclosure document including the annual information form and the annual and interim management’s discussion and analysis of financial condition and results of operations;

g)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

Brookfield Asset Management – 2007 Annual Information Form	C-3

COMPLAINTS PROCEDURE
The Committee will establish a procedure for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.
REVIEW AND DISCLOSURE
The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review the Charter and submit it to the board for approval with such further amendments as it deems necessary and appropriate.
This Charter will be posted on the Corporation’s web site and the annual report or the management information circular of the Corporation will state that this Charter is available on the web site or is available in print to any shareholder who requests a copy.
ASSESSMENT
At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.
ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT
The Committee may retain any outside advisor including legal counsel, at the expense of the Corporation, without the board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees.
The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.
Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.
MEETINGS
Meetings of the Committee may be called by any Member, the Chairman of the board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the internal auditor or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.
The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Canada) and the by-laws, and unless otherwise determined by the board, the Committee shall have the power to regulate its procedure.
Notice of each meeting shall be given to each Member, the internal auditor, the auditor, and to the Chairman of the board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally or by letter, facsimile or telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.
The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors to attend any or all meetings.
DEFINITIONS
Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:
“Independent Director” means a director who has been affirmatively determined by the board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:
a)	is an employee, or whose immediate family member is an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

b)
is receiving, or whose immediate family member receives, more than US$50,000 per year in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior

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service (provided such compensation is not contingent in any way on continued service) is not independent until three years after he or she ceases to receive more than US$50,000 per year in compensation;

c)
is affiliated with or employed by, or whose immediate family member is employed in a professional capacity by, a present or former internal or external auditor of the Corporation is not independent until three years after the end of the affiliation or employment relationship with the auditor;

d)
is employed as, or whose immediate family member is employed as, an executive officer of another company where any of the present (at the time of review) members of senior management of the Corporation serve on that company’s compensation committee is not independent until three years after the end of such service or the employment relationship; and

e)
is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company for which the Corporation accounts for at least 2% or US$1 million, whichever is greater, of such other company’s consolidated gross revenues, in each case is not independent until three years after falling below such threshold.

Additionally, an Independent Director for the purpose of the Audit Committee specifically may not:
a)
accept any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or

b)	be an affiliated person of the Corporation or any of its subsidiaries (within the meaning of applicable rules and regulations).
For the purposes of the definition above, the term Corporation includes any parent, subsidiary or other affiliated entity of the Corporation.
In addition to the requirements for independence set out in paragraph (c) above, Members of the Audit Committee must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance and Nominating Committee of the board of directors for a determination as to whether this association affects the Member’s status as an independent director.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
“Audit Committee Financial Expert” means a person who has the following attributes:
a)	an understanding of generally accepted accounting principles and financial statements;

b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and

e)	an understanding of audit committee functions;

acquired through any one or more of the following:

f)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

g)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

h)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or other relevant experience; or

i)	other relevant experience.
This charter of the Audit Committee was reviewed and approved by the board of directors of the Corporation on February 8, 2007.

Brookfield Asset Management – 2007 Annual Information Form	C-5